OPERATING AGREEMENT
OF
CALCULATED DEVELOPMENT LLC

A MANAGER-MANAGED, MULTI-MEMBER
UTAH LIMITED LIABILITY COMPANY

November 20, 2020

Table of Contents

OPERATING AGREEMENT

of

CALCULATED DEVELOPMENT LLC

This Operating Agreement (this "Agreement") of CALCULATED DEVELOPMENT LLC (the "Company"), is made and entered into by and between the Company and all of the Members of the Company, and is deemed effective by them as of November 20, 2020 (the Effective Date").

RECITALS

A. The Company was formed as a Utah limited liability Company by the filing of its Certificate of Organization on November 20, 2020 in accordance with the Utah Revised Uniform Limited Liability Company Act (the "Act"), for the purposes set forth in its Certificate of Organization, as the same may be amended hereafter. The Company hereby elects to be subject to the Utah Revised Uniform Limited Liability Company Act (the "Act"), effective as of November 20, 2020.

B. The Members have each reviewed this Operating Agreement in its entirety, and enter into this Operating Agreement to provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations.

Article I. **DEFINITIONS**

As used in this Operating Agreement, the following terms shall have the following meanings:

Section 1.01 Accounting Period. (i) the period commencing on the effective date of this Operating Agreement and ending on December 31 next following, (ii) any subsequent twelve (12) month period commencing on January 1 and ending on December 31, or (iii) any portion of any period described in clauses (i) or (ii) for which the Company is required to allocate Profits, Losses, and other items of Company income, gain, loss or deduction pursuant to Section 6 hereof, and which shall be the same for income tax and financial and accounting purposes.

Section 1.02 Act. The Utah Revised Uniform Limited Liability Company Act, Title 48, Chapter 3a, Utah Code Annotated, as the same may be amended hereafter.

Section 1.03 Affiliate. With respect to any Person, (i) any other Person (entity or individual) that directly or indirectly controls, is controlled by, or is under common control with such Person, (ii) any other Person owning or controlling interests in such Person possessing the right to cast ten percent (10%) or more of the total votes entitled to be cast for the election of management of such Person or to be cast with respect to management decisions of such Person, or interests representing ten percent (10%) or more of the capital or profits of such Person, (iii) any fiduciary, officer, director, Manager, or general partner of such Person, (iv) any relative of such Person by blood, marriage or adoption nearer than first cousin, or (v) any other Person who is an Affiliate of any other Person described in clauses (i) through (iv) of this sentence. For purposes of this definition, the term "controls," "is controlled by," or "is under common control with" shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person or entity, whether through the ownership of voting securities, by contract or otherwise. With respect to the Company, no Member shall be deemed an Affiliate for any purposes under this Agreement.

Section 1.04 Agreed Value. Either the fair market value of any Contributed Property at the time of contribution as determined by the Management Board, or the fair market value of the Company itself which is to be determined by the Members annually, according to the context of the term's usage herein. In the event that more than a single item of property is contributed to the Company in a single or integrated transaction, the Management Board shall use such method as the Management Board deems reasonable and appropriate to allocate the aggregate Agreed Value of Contributed Properties for each separate property in proportion to the respective fair market value of each such property. See Section 24.01.

Section 1.05 Assignee. Any person receiving any Interest (excluding any Voting Interest) from a Member, where such assignee of the Interest is not then a Member nor admitted as a Member thereafter (i.e., a Person who receives and enjoys only an economic Interest in the Company, without any Voting Interest or any other management rights).

Section 1.06 Bankruptcy. With respect to any Member; (i) an assignment for the benefit of creditors; (ii) a voluntary petition in Bankruptcy; (iii) an adjudication as a bankrupt or insolvent; (iv) the filing of a petition or answer seeking any reorganization arrangement, composition, readjustment, liquidation, or similar relief under any statute, regulation, or law; (v) the filing of an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Member in any proceeding of this nature; or (vi) seeking, consenting to, or acquiescing in the appointment of a trustee, receiver, or liquidator of such Member's properties or of all or any substantial part of the Member's properties.

Section 1.07 Basis Account. With respect to any Member, the Basis Account maintained for such member pursuant to Article XIX.

Section 1.08 Capital Account. With respect to any Member, the Capital Account maintained for such Member pursuant to Article XX.

Section 1.09 Capital Contributions. With respect to any Member, the amount of money and/or the initial Agreed Value of any property (other than money) contributed to the Company with respect to the Interest in the Company held by such Member pursuant to the terms of this Agreement, but not including the value of any services of the Member performed for the Company. The principal amount of a promissory note which is not readily traded on an established securities market and which is contributed to the Company by the maker of the note (or by a Person related to the maker of the note within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(c)) shall not be included in the Capital Contributions of any Member until the Company makes a taxable Disposition of the note or until (and to the extent) principal payments are made on the note, all in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(d)(2).

Section 1.10 Certificate of Organization. The Certificate of Organization, and any amendments thereto, filed for the Company in accordance with the Act. (Prior to the Utah Revised Uniform Limited Liability Act, the Certificate of Organization was termed the Articles of Organization.)

Section 1.11 Code. The Internal Revenue Code of 1986, as amended.

Section 1.12 Company. The Utah limited liability Company formed as provided herein under the name Calculated Development LLC.

Section 1.13 Company Property. All properties, assets, and rights of any type (real, personal or mixed, tangible or intangible) owned by the Company or identifiable property required to be contributed to the Company.

Section 1.14 Confidential Information. Any trade secrets, proprietary information and other confidential information belonging to the Company, the Company's subsidiaries and its Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists or other business documents which the Company treats as confidential, in any format whatsoever (including oral, written, electronic or any other form or medium).

Section 1.15 Contributed Property. Any property contributed to the Company at any time or from time to time.

Section 1.16 Damages. Any loss, damage, injury, reduced value, liability, claim, demand, settlement, judgment, award, fine, penalty, tax, fee (including any legal fees,

expert fees, accounting fees or advisory fees), charges, costs (including any investigation or enforcement costs) or expenses of any nature, net of insurance recoveries.

Section 1.17 Disposition (Dispose). Any sale, assignment, Transfer, exchange, mortgage, pledge, grant, hypothecation, or other Transfer, absolute or as security or encumbrance (including Dispositions by operation of law) of any Company asset or any Member Interest.

Section 1.18 Distribution (Distribute). A Transfer of Property to a Member on account of a Membership Interest as described in Article IX hereof.

Section 1.19 Division. The Division of Corporations and Commercial Code of the Department of Commerce, State of Utah.

Section 1.20 Effective Date. The existence of the Company commenced as of the date of filing of the Company's Certificate of Organization with the Division and shall continue thereafter until termination. For purposes of this Agreement, the Effective Date shall be deemed to coincide with the Company's filing date.

Section 1.21 Intellectual Property. Any patents, trademarks, copyrights, trade secrets and other items of intellectual property as addressed in Article XXXI hereof.

Section 1.22 Interest(s) or Membership Interest(s). The aggregate rights and interests of a Member (or in the case of an Assignee the economic rights of the assigning Member) to Distributions (liquidation or otherwise) and allocations of the profits, losses, gains, deductions, and credits of the Company, in proportion to the Member's percentage Interests as set forth in Schedule 1, including the following specific Interests:

(a) Capital Interest. A Member's share of the Company's capital assets and equity in the Company, as set out in Schedule 1;

(b) Losses Interest. A Member's share of losses of the Company, as set out in Schedule 1;

(c) Profits Interest. A Member's share of the profits and profit-related Distributions of the Company, as set out in Schedule 1; and

(d) Voting Interest. A Member's share of the voting rights held by Members of the Company, as set out in Schedule 1.

Section 1.23 Management Board (or Board). The Company's Management Board, akin to a corporation's Board of Directors, composed of those Members (and potentially non-Members) specified in Article XV hereof, with such powers and responsibilities, and subject to such conditions and restrictions, as specified therein.

Section 1.24 Manager(s). The Company(s) or Person(s) designated as "Manager(s)" pursuant to Section 15.01 below.

Section 1.25 Member(s). Each Company or Person holding any Interest and identified as a Member herein and executing this Operating Agreement, and each Company or Person subsequently receiving any Interest and later admitted to the Company as a Member and executing an Addendum hereto, as provided in this Agreement. Further, to the extent necessary to determine the rights and obligations of Persons holding any Interest in or rights relating to any Interest as a Transferee or otherwise, where such Persons are not admitted as Members, the term "Member" in that context and to that extent will include such Companies and Persons, but will not increase the rights of such Companies or Persons beyond those of an Assignee. Any restriction on or obligation of a Member relating to any Interest applies to any Person receiving the same, whether as a Member or an Assignee.

Section 1.26 Net Cash Receipts. The gross cash proceeds from the operation of the Company's business less the portion of it used to establish reasonable reserves for or to pay Company expenses, debt payments, and capital expenditures. Net Cash Receipts shall include any net cash proceeds from the sale or Disposition of Company Property and from the refinancing of indebtedness of the Company, shall be increased by any reduction of reserves previously established by the Managers, and shall not be reduced by depreciation, cost recovery, amortization or similar noncash deductions.

Section 1.27 Nonrecourse Liability. The meaning set forth in Treasury Regulation Section 1.704-2(b)(3).

Section 1.28 Nonrecourse Deductions. The meaning set forth in Treasury Regulation Section 1.704-2(b)(1).

Section 1.29 Notice. All Notices shall be in writing. Notice to the Company shall be considered given when mailed by overnight mail, postage paid, addressed to the Company in care of the Manager at the address of the Principal Office, or sent by fax or email with confirmation of receipt in both such cases. Notice to a Member shall be considered given when mailed by overnight mail, postage prepaid, addressed to the Member at the address set forth in Schedule 1, or to the Member's fax number or email address, with confirmation of receipt in both such cases, to the Member's fax number or email address set forth in Schedule 1, unless the Member has given the Company a Notice of a different address or number.

Section 1.30 Operating Agreement (or Agreement). This Operating Agreement, as it may be amended from time to time hereafter. Words such as "herein," "hereafter," "hereof," "hereto," and "hereunder" refer to this Operating Agreement as a whole, unless the context otherwise requires.

Section 1.31 Person. Any individual, partnership, limited liability Company, corporation, joint venture, trust, estate or other entity permitted to be a member of a limited liability company under Utah law and for federal tax purposes.

Section 1.32 Profits and Losses. For each Accounting Year, an amount equal to the Company's taxable income or loss for such year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a) Any income exempt from federal income tax shall be included;

(b) Any expenditures of the Company described in Code Section 705(a)(2)(B) (including expenditures treated as such pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(i)) shall be subtracted;

(c) In the event any Company Property is revalued pursuant to 754 Election, the amount of such adjustment shall be taken into account in determining gain or loss from the Disposition of such property;

(d) Gain or loss resulting from any Disposition of Company Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the revaluation of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its revaluation;

(e) Any items which are specially allocated shall not be taken into account in computing Profits or Losses; and

(f) In the case of Company Property has a built-in gain or loss, in lieu of depreciation, amortization, or other cost recovery deductions allowable under the Code (i.e. "Tax Depreciation"), there shall be taken into account for each such property a depreciation allowance which bears the same ratio to its initial Agreed Value (or, with respect to revalued property) as the "Tax Depreciation" for such year bears to its beginning adjusted tax basis.

(g) In lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account depreciation for such Accounting Period or other period, computed in accordance with "Tax Depreciation" as defined above.

Section 1.33 Property. Any property, real, personal or mixed, tangible or intangible (including goodwill), including without limitation, money and any legal or equitable

interest in such property, but excluding services and promises to perform services in the future.

Section 1.34 Representative. (i) the legally appointed guardian, conservator, or committee, or the authorized attorney in fact named by the Member (which term includes a Transferee or Assignee for purposes of this Section) under a written durable power of attorney, or similar fiduciary of a mentally incapacitated Member or (ii) the legally appointed and qualified executor, administrator, or personal Representative of the estate, or similar fiduciary in respect of a deceased Member or (iii) the trustee of a trust (whether inter vivos or testamentary) for the Member or the Member's beneficiaries, where such fiduciary or legal Representative's primary duty is to act for the best interests of the Member or of the beneficiaries of the deceased Member's estate or of the Member's beneficiaries (rather than for third persons, such as creditors). In the event and for the time no such fiduciary exists or is appointed, then the Representative shall mean the spouse of such incapacitated or deceased Member, or if such Member does not have a spouse or the spouse is not then living or is unable or unwilling to act, such Member's then living lineal descendants who are willing and capable of acting, one at a time in descending order of age but in no event younger than 18 years of age, or if none, such Member's then-living lineal ancestors who are willing and capable of acting, one at a time and in ascending order of age; upon undertaking to so serve any such Person so serving shall have a primary fiduciary responsibility, in the nature of a trustee, to the Member, the beneficiaries of the Member's estate, and the Member's beneficiaries, as applicable. Where no proceeding known to the Company is pending for the appointment of a Representative and such a Person described in the preceding sentence has been notified by the Company of this provision, of the need for a Representative, and the request that such Person serve as Representative, such Person shall be deemed willing and capable of such service, and the parties to this Operating Agreement, the Member, and the Member's beneficiaries, may rely in good faith on such Person having undertaken to provide such service, unless such Person declines to serve and so notifies the Company within a reasonable time after being requested to serve. Absent unusual circumstances, ten days shall be deemed a reasonable time for this purpose. Any risk to any Person related to any such reliance or any inability of any Person to act, arising by reason of the failure to have or timely obtain a personally-appointed or court-appointed fiduciary to act as Representative, shall be the Member.

Section 1.35 Super-Majority. Any number of Voting Interests totaling ninety-five percent (95%) or more of the total Voting Interests held by all Members entitled to vote on the particular matter.

Section 1.36 Tax Matters Partner. As defined in Section 13.14.

Section 1.37 Transfer. As a noun, any voluntary or involuntary (including pursuant to judicial order (including a qualified domestic relations order), legal process, execution, attachment or enforcement of any pledge, trust, or other security interest) Transfer, sale

exchange, assignment, pledge, hypothecation, other encumbrance, gift, bequest, grant of a security interest, or any other alienation or Disposition. As a verb, voluntary or involuntary (including pursuant to judicial order (including a qualified domestic relations order), legal process, execution, attachment, or enforcement of any pledge, trust, or other security interest) to Transfer, sell exchange, assign, pledge, hypothecate, encumber, give, bequeath, grant a security interest in, or otherwise alienate or dispose of. The term includes any such action whether taken directly by Transferor or indirectly by, for, or on behalf of the Transferor by any other Person including by an executor, personal Representative, receiver, trustee, custodian, administrator, or similar official.

Section 1.38 Transfer. As a verb, with respect to a Membership Interest, a sale, assignment, gift, or any other Disposition by a Member, or other person with rights in or relating to the Membership Interest, whether voluntary, involuntary, or by operation of law, including pursuant to any laws relating to creditors', spouses or former spouses, constructive trusts, or otherwise. The term "Transfer" or similar term includes any means by which property may be given, bequeathed, sold, exchanged, assigned, pledged, hypothecated as a security interest, foreclosed, or otherwise transferred, or by which any legal or beneficial rights in or to property may be changed or modified, or by which property may be made subject to a lien, whether voluntarily or involuntarily, except that a charging order against a Membership Interest shall not alone constitute a Transfer; the foreclosure of any lien created by a charging order shall be treated as a Transfer, however. For example, a Distribution of a Membership Interest to a beneficiary or any other person by a trustee or other fiduciary holding a Membership Interest is a Transfer, as is any amendment or modification of a trust holding a Membership Interest by which beneficial rights in or to Membership Interests held in such trust are changed or modified.

Section 1.39 Transferee. A recipient of a Transfer, and, unless otherwise required by the context, including Transferees of Transferees at any level (also referred to as Subsequent Transferees).

Section 1.40 Transferor. A Member or Person holding rights in or with respect to an Interest who proposes to make a voluntary Transfer of some or all of that Member's Interests, a Withdrawing Member, or the Representative of a Withdrawing Member.

Section 1.41 Treasury Regulations/Treas. Reg. The Income Tax Regulations, including Temporary Regulations, of the Department of the Treasury promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

Section 1.42 Unrealized Gain or Loss. Unrealized Gain attributable to any item of Company Property means, as of any date of determination, the excess or decrease, if any, of (a) the Agreed Value of such property as of such date, over (b) value of such Property as of the date the contributing Member purchased the property, otherwise known as tax basis.

Article II. **NAME**

Section 2.01 Name. The business of the Company shall be conducted under the name of Calculated Development LLC.

Section 2.02 Name Change. The Management Board may change the name of the Company, if necessary, to allow completion of the filing of the Company's Certificate of Organization or any amendment thereto in the State of Utah, and may also adopt any name for the use of the Company in any other jurisdiction to facilitate registration therein to do business as a foreign limited liability Company.

Article III. **TERM**

Section 3.01 Term of Existence. The existence of the Company commenced as of the date of filing of the Company's Certificate of Organization with the Division (the Effective Date), and the Company shall have a perpetual duration thereafter, subject to the dissolution provisions of Article XXIX below. This Operating Agreement shall also have a perpetual duration, but is subject to termination after the winding up of the Company's affairs in connection with its dissolution.

Article IV. **OFFICES**

Section 4.01 Designated Office; Principal Place of Business. The Company's initial designated office for legal purposes shall be:

1542 East Palo Verde Way, Suite 32
Salt Lake City, Utah 84121

The Company's initial principal place of business shall be:

1542 East Palo Verde Way, Suite 32
Salt Lake City, Utah 84121

Section 4.02 Change of Office. The Company's designated office or principal place of business may be changed at any time and from time to time by the Management Board. Notice of the change shall be given to all of the Members and to the Division.

Section 4.03 Other Offices. The Management Board (a) may at any time establish branch or subordinate offices at any place or places where the Company is qualified to do business; and (b) shall first appropriately file, register and otherwise provide notice and

pay any and all fees, and all other costs, to be legally and fully qualified to do business (or such other, similar status) in any and all states and foreign (non-U.S.) jurisdictions where and when such applicable local law requires such actions.

Article V. **REGISTERED AGENT AND REGISTERED OFFICE.**

Section 5.01 Registered Office and Registered Agent. The name and address of the Company's initial registered agent and initial registered office shall be:

William L. Fillmore
3301 N. University Avenue
Provo, Utah 84604

Section 5.02 Change of Registered Agent or Registered Office. The Company's registered agent or registered office may be changed at any time and from time to time by the Management Board. Notice of the change shall be given to all of the Members and to the Division.

Article VI. **PRINCIPAL PURPOSES.**

Section 6.01 General Purposes. The general purpose of this Company shall be those purposes set forth in its Certificate of Organization, as from time to time amended and filed with the Division.

Section 6.02 Primary Business Purpose. The immediate, primary business purpose of the Company is to fully develop the motion picture presently titled "CALCULATED" based on the novel series with the same name, written by Nova McBee. To fully develop the project is to write the initial content's script until it is global distributor acceptable, process the first content's greenlight, its director and actor shortlists, arrange for its core global distribution, its production completion guarantee and bank financing – and assure the project will be MPAA rated "G," "PG," or "PG-13", unless agreed by a Super-Majority otherwise.

Article VII. **OPERATING AGREEMENT**

Section 7.01 Adoption of Operating Agreement. The Members executing this Operating Agreement agree to the terms and conditions of this Operating Agreement as it may from time to time be amended as provided herein. It is the express intention of the Members that this Operating Agreement shall be the sole source of agreement of the parties with respect to the subject matter herein.

Section 7.02 Amendment of Certificate of Organization or Operating Agreement; Severability. Any amendment of the Certificate of Organization or this Operating Agreement must be made by a Super-Majority vote of the Members; provided, however, that any amendment of the Certificate of Organization or this Agreement that directly alters in a discriminatory manner any one or more Members' Interests under this Agreement (including without limitation, Section 9.12) shall require a unanimous vote of all of the Members, including specifically such discriminated Member. Any documents required to be filed or executed may be signed by the Manager on behalf of the other Members. To amend the Certificate of Organization, the Company must deliver to the Division for filing an amendment stating the name, date of initial filing, and changes the amendment makes to the certificate. To the extent that any provision of this Operating Agreement may be prohibited or ineffective under any applicable law, this Operating Agreement shall be deemed amended to the least degree necessary to comply with the law, with all other terms and conditions hereof remaining in full force and effect.

(a) Duty to Amend Certificate of Organization. If a Manager knows that any information in a filed Certificate of Organization was inaccurate when filed or has become inaccurate due to changed circumstances, the Manager shall promptly (a) cause the Certificate to be amended; or (b) if appropriate, deliver to the Division for filing a statement of change or correction.

Section 7.03 Incorporation of Tax Provisions. When any provision of this Operating Agreement references any Internal Revenue Code section or any Treasury Regulation, those provisions shall be incorporated by reference into this Agreement.

Section 7.04 Scope of Operating Agreement. This Operating Agreement governs, among other matters covered herein, the rights, duties and relations among the Members, Transferees and Assignees, and between the Members, Transferees, Assignees and the Company, the rights and duties of the Manager, the conduct of the affairs of the Company, and the means and conditions for amending this Agreement.

Section 7.05 Entire Agreement. This Operating Agreement constitutes the whole and entire agreement of the parties with respect to the subject matter of this Agreement, and it shall not be modified or amended in any respect except as prescribed herein. This Agreement replaces and supersedes all prior written and oral agreements by and among the Members and Managers or any of them with respect to the subject matter hereof.

Section 7.06 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Article VIII. **STATEMENT OF AUTHORITY**

Section 8.01 Statement of Authority. The Company may deliver to the Division, for filing, a Statement of Authority. The Statement must include the name of the Company and the street and mailing addresses of its registered agent. With respect to any position that exists in or with respect to the Company, or any specific person, the Statement may state the authority, or limitations on the authority, of all or any specific Person having the authority to execute an instrument transferring property held in the name of the Company, or enter into other transactions on behalf of, or otherwise act for, or bind, the Company. The names and addresses of all such Persons shall be included in the Statement.

Section 8.02 Amendment of Statement of Authority. To amend or cancel a Statement of Authority filed with the Division, the Company must deliver to the Division, for filing, an amendment or cancellation stating the change(s) and the information required above, and the date the change(s) become effective.

Section 8.03 Effect of Dissolution. A Statement of Dissolution of the Company is also a cancellation of any filed Statement of Authority.

Section 8.04 Post-Dissolution Statement of Authority. After a Statement of Dissolution becomes effective, the Company may deliver to the Division for filing and, if appropriate, may record a Statement of Authority that is designated as a post-dissolution Statement of Authority.

Section 8.05 Delivered to Division. A copy of the Statement of Authority (if not previously amended) shall be delivered to the Division within five years after the date on which the Statement of Authority, or its most recent amendment, becomes effective.

Section 8.06 Statement of Denial. A Person named in a filed Statement of Authority granting that Person authority may deliver to the Division for filing a Statement of Denial that provides the name of the Company and the caption of the Statement of Authority to which the Statement of Denial pertains, and deny the grant of authority to such Person.

Article IX. **MEMBERS**

Section 9.01 Initial and Subsequent Members. The full names and addresses of the founding Members of the Company, as of the Effective Date, and their respective initial Capital Interests, Profits Interests, Losses Interests and Voting Interests, are as set forth in the attached Schedule 1.

Section 9.02 Membership; Certificates.

(a) One Class of Membership. There shall be only one class of Membership and no Member shall have any rights or preferences in addition to or different from those possessed by any other Member, except as specifically provided for in this Operating Agreement.

(b) Issuance of Certificates. The Company may, but shall not be required to, issue certificates evidencing Membership interests (Membership Interest Certificates) to Members of the Company. Once Membership Interest Certificates have been issued, they shall continue to be issued as necessary to reflect current Membership interests held by all Members. All issuances, reissuances, exchanges, and other transactions in Membership Interests shall be recorded in a permanent ledger as part of the books and records of the Company.

Section 9.03 Authority of the Members. Although the business of the Company shall be under the general management of the Managers, who shall manage the Company's day-to-day business affairs and all other matters specified in Article XIII below, and subject to the general supervisory control of the Management Board as specified in Article XV below, certain critical matters shall be subject to a Super-Majority or unanimous vote of the Members – including all matters set forth in Article XI below.

Section 9.04 Voting. In connection with any vote of the Members, each Member shall be entitled to vote all of the Member's Voting Interest held by the Member as of the Record Date on any matter brought before the Members, unless specifically excluded by any provision herein. A Super-Majority vote shall be required on all Member votes, unless a lesser or a unanimous vote is specifically required hereunder or is mandated by the Act. If a Member has assigned all or part of the Member's economic Interests to a Person who has not been admitted as a Member, such an Assignee shall not have the right to vote on any Company matter.

Section 9.05 Record Date. The record date for determining the Members entitled to receive Notice of any meeting, to vote, to receive any distribution, or to exercise any right in respect of any other lawful action, shall be the date set by the Managers and shall not be more than 30, or less than 5, calendar days prior to the date of the event or vote. Notice shall be given to such Members according to Section 12.03.

Section 9.06 No Agency. A Member is not an agent of the Company solely by reason of being a Member.

Section 9.07 Members' Percentage Interests. The Members' respective percentages of Capital Interests, Voting Interests, Profits Interests and/or Losses Interests (as set forth in Schedule 1 attached hereto) may be modified at any time hereafter upon the Members' unanimous written consent or as may naturally result from the admission or departure of any one or more other Members, subject to the exception set forth in Section 9.12. All of the "Percentage Interests" of all Members shall change simultaneously with any

change in any one or more Members' Capital Interest(s) and be effective thereafter.

Section 9.08 Allocation of Interests Upon Sale or Transfer. Upon any change in the respective Interests of the Members, whether by virtue of admitting a new Member or the sale or re-allocation of any Interests among any two (2) or more existing Members or otherwise, a new Addendum signed by each new Member, along with a Spousal Consent, shall be appended to this Agreement, along with a revised Schedule 1, unless the admission of one or more new Member(s) requires amending and restating the Agreement in its entirety. The assigning Member and Assignee shall each be allocated profits or losses based on the number of days each held the economic Interest during that fiscal year, unless the Managers elect to use another reasonable allocation method as described under the Internal Revenue Code. The Members shall not sell or assign any of their Interests in the Company except as provided in this Agreement.

Section 9.09 Admission of New Members. A Person may be admitted to the Company as a new Member only if all of the following conditions are met:

(a) Member Approval By a Super-Majority. The current Members determine that the admission of the new Member is in the best interests of the Company, and that the consideration received from the new Member for his, her, or its Interest in the Company is fair and reasonable to the Company, and the Members by a Super-Majority vote approve the admission of the new Member; and

(b) New Members Bound By Agreement. The new Member and his/her spouse agree to be bound by all of the terms of this Agreement and shall become a party to this Agreement in all respects.

Section 9.10 Liability of Members. No Member shall be personally liable for any judgment, decree, order, debt, obligation or other liabilities of the Company, as provided by the laws of the State of Utah simply as a result of being a Member. No Member shall be personally liable for any of the losses of the Company beyond such Member's Capital Interest in the Company. The Company shall hold fully harmless and fully indemnify each Member (including its respective members, owners, officers, directors and otherwise) under the terms of this Section 9.10.

Section 9.11 Obligations of Members. Each Member who is a material participant as defined under I.R.C. § 469 and Reg. §1.469-5 shall exercise the Member's reasonable best efforts to attend all meetings of the Members and to devote such time and attention to the affairs of the Company's business as shall be reasonably required for the proper discharge of each Member's particular duties for operation of the Company's business.

Article X. **COMPETITION**. Except as provided in Article XXXI, the provisions of which shall fully supersede those provided in this Article X:

Section 10.01 No Restrictions. Nothing herein contained shall be deemed in any way to prohibit or restrict the right of any Member or Manager to conduct any other lawful business or activity as a separate business or entity apart from the Company and its motion pictures for the Member's or Manager's own account.

Section 10.02 No Violation of Fiduciary Duties Solely Because of Member's Own Interest. A Member or Manager does not violate any fiduciary duty or other obligation under this Agreement solely because the Member's or Manager's lawful conduct furthers their own interest.

Section 10.03 Other Business Interests. Except as may be agreed elsewhere in this Agreement, each Member and Manager may have other business interests and may engage in any business, trade, profession, or employment whatsoever, on its own account, in partnership with, or as an employee, officer, director, or shareholder of any other person, firm, or corporation, and shall not be required to devote his entire time to the business of the Company, but only so much time and attention as is required under this Agreement. The legal doctrines of "corporate opportunity" or "business opportunity" sometimes applied to persons occupying a partnership, joint venture or fiduciary status shall not apply to the parties to this Agreement.

Article XI. **RIGHTS RESERVED SOLELY TO MEMBERS**

Section 11.01 Rights Reserved to Members. In addition to all matters where the Act requires a particular vote or approval of the Members, the Members reserve the right, by an affirmative Super-Majority vote (or where expressly required under this Section 11.01or elsewhere herein, a unanimous vote) of the Members, to take any of the following actions – all of which actions are reserved exclusively for and to the Members (i.e., not any board, committee or otherwise of the Company as may exist from time-to-time), but which shall not modify the rights, agreements and otherwise of Section 9.12:

(a) Amend this Agreement;

(b) Any act intended to make it impossible to carry on the ordinary business of the Company (unanimous);

(c) Admit any Person as a new Member;

(d) Admit any Transferee as a Member of the Company;

(e) Authorize any capital assessment on the Members (unanimous);

(f) Any compromise of any obligation of a Member to make a Capital Contribution (unanimous);

(g) Grant rights in specific Company Property for other than a Company Business Purpose;

(h) Approve a conversion or domestication of the Company;

(i) Approve any sale, merger, exchange or other Disposition of the Company or of all or substantially all of the Company's assets (including a lease or license thereof);

(j) Approve any transaction with a Manager or Member other than in the ordinary course of business that would or could constitute a conflict of interest for any Manager or Member;

(k) Sue on or settle any claims or liabilities in favor of or against the Company in excess of $25,000.00; submit any or all such claims or liabilities to mediation or arbitration; or confess a judgment against the Company in connection with any such litigation in which the Company is involved;

(l) File a petition in Bankruptcy or enter into of an arrangement among creditors;

(m) Approve the dissolution of the Company;

(n) Elect members of the Management Board at the Annual Meetings;

(o) Agree upon the Company's Agreed Value at the Annual Meeting;

(p) Remove a Manager pursuant to the procedure and conditions of Section 13.09; or remove a member of the Management Board pursuant to the procedure and conditions of Section 15.13;

(q) Change the nature of the Company's principal business (unanimous);

(r) Approve the Company's annual budget;

(s) Approve reasonable compensation arrangements for the Managers and Board members; and

(t) Determine whether Distributions should be made to the Members, and in what amounts, and when, except as may be restricted by applicable insolvency laws.

Section 11.02 Derivative Actions. A derivative action to enforce a right of the Company may be maintained only by a Person that (a) is a Member at the time the action is commenced, and (b) was a Member when the conduct giving rise to the action occurred or whose status as a Member devolved on the Person by operation of law or pursuant to the terms of the Agreement from a Person that was a Member at the time of the conduct.

(a) Proceeds. Except as otherwise provided in the paragraph below, any proceeds or other benefits of a derivative action, whether by judgment, compromise, or settlement, belong to the Company and not to the plaintiff; and if the plaintiff receives any proceeds, the plaintiff shall remit them immediately to the Company.

(b) Reasonable Attorney's Fees and Costs. If a derivative action is successful in whole or in part, the court may award the plaintiff reasonable expenses, including reasonable attorney's fees and costs from the recovery of the Company.

Section 11.03 Stalemate Resolution. In the event that the Members reach a point of stalemate (i.e., a prolonged inability to make critical decisions for the future well-being of the Company or to resolve major disputes between them), and are stymied by a 50-50 vote on any such matter, and in the event they cannot reach an agreement between themselves with respect to such decision or dispute for a period of 60 days (or five (5) days in case of an emergency) after any one or more Members declares such a stalemate by Notice to all other Members, one or more of the Members may elect to initiate the following procedure to resolve the matter:

(a) Except in the case of a genuine emergency, the Members shall first submit themselves to non-binding mediation under the direction of a qualified, independent mediator acceptable to all Members.

(b) In the event that mediation is waived for an emergency or is unsuccessful, any Member(s) may then deliver a written purchase offer to any other Member(s) for such Member(s)' acquisition of the other Member(s)' Interest(s), stating clearly the proposed purchase price, payment terms and any other key provisions. If the Members have agreed upon an Agreed Value for the Company any time during the preceding six (6) months, that Agreed Value (with an appropriate minority discount, if applicable) may be used to calculate the value of the subject Interest(s), but in the event that the most recent Agreed Value is older than six (6) months, then the Member offering to purchase can either propose a different purchase price that the Member believes constitutes fair market value, or may propose that the parties mutually select a qualified, independent appraiser (or appraisers) pursuant to Article XXVI below to establish a binding value. In the event that the offered Member(s) accept the purchase offer from the offering Member(s), the parties shall close on the sale of the subject Membership Interest(s) within fifteen (15) days thereafter.

(c) In the event that the offered Member(s) do not accept the offering Member(s) purchase proposal within thirty (30) days, the offered Member(s) shall counter within said 30-day period with the offered Member(s)' offer to purchase the offering Member(s)' Membership Interest(s) for the same purchase price and payment terms, adjusted as necessary to comport with the offering Member(s)' Membership Interest(s), which may be a greater or lesser percentage than the offered Member(s)' Membership Interest(s),

which the offering Member(s) must then accept. If the offered Member(s) do not make such a counter-offer within said thirty (30) day period, the offered Member(s) shall be deemed to have accepted the offering Member(s)' initial offer. In either event, the parties shall then close within fifteen (15) days after said 30-day period.

Article XII. **MEETINGS OF THE MEMBERS**.

Section 12.01 Meetings. The Members shall hold (and if not timely held, such will not be deemed a breach or otherwise by the Company or its Members) an Annual Meeting of the Members (the "Annual Meeting") during the first calendar quarter of each year for purposes of, among other things, reviewing the Company's financial statements for the prior Accounting Period, reviewing the annual budget, approving any special Distributions, giving strategic input to the Company's Board and Managers, establishing the Company's Agreed Value, and addressing any other matters reserved to the Members. All such Annual Meetings, and any Special Meetings of the Members, shall be called, and the date, time and place designated by the Board or any Members holding at least fifty percent (50%) of the Voting Interests.

Section 12.02 Place. Meetings of Members may be held at any place, either within or outside the State of Utah, as may be determined by the Board. If no designation is made, the place of meeting shall be the offices of the Company's attorneys.

Section 12.03 Notice. Written Notice stating the place, date and hour of each meeting of Members shall be given to all Members not less than five (5) nor more than thirty (30) days before the date of the meeting. The Notice shall state the specific nature of the business to be transacted at the meeting, and no other business may be transacted unless all Members entitled to vote or their proxies are present at the meeting. A resolution providing for regular (e.g., quarterly) meetings of the Members shall be deemed to satisfy the Notice provisions of this Section for the same, even if specific Notice of each meeting is not provided. Formal Notice of any meeting of Members may be waived by all Members. Notice is effective when mailed, or when emailed, faxed or otherwise received upon confirmation of receipt.

Section 12.04 Waiver of Notice. A Member may waive Notice of any Member meeting (a) in writing or (b) by attending or participating in a meeting unless the Member at the beginning of the meeting, or promptly upon the Member's arrival, objects to holding the meeting or transacting business of the meeting because of lack of Notice or defective Notice, and does not thereafter vote for or assent to any action taken at the meeting. A Member who attends a meeting to object to lack of Notice shall not be deemed to be present for quorum purposes.

Section 12.05 Quorum. One or more Members holding at least seventy-five percent (75%) of all Voting Interests in the aggregate shall constitute a quorum at any meeting of

Members. In the absence of a quorum at any such meeting, a majority of the Voting Interests so represented may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further Notice. At any reconvening of the meeting, a quorum shall be required to conduct any business.

Section 12.06 Manner of Acting. Except in those instances where the Certificate of Organization or this Agreement or the Act expressly requires a different vote, the affirmative vote by Members personally present and Members represented by a valid proxy delivered to another Member present, at a meeting at which a quorum is present, where the Members voting in favor of the resolution hold a Super-Majority of the Company's Voting Interests, such a resolution shall constitute the act of the Company. The Members may act without a meeting by executing a Written Consent and filing the same with the Company records, if Members holding a Super-Majority of the Voting Interests, or such other vote as may be expressly required by the Certificate of Organization or this Agreement, or the Act, sign the Written Consent and send a copy of the Written Consent to all Members. Any action taken by Written Consent shall become effective ten (10) days after all Members have been given Notice and a copy of the signed Written Consent, unless the Written Consent specifies a later effective date.

Section 12.07 Meeting by Conference Call. Any or all Members may participate in a meeting by, or conduct the meeting through the use of, any means of communication by which all Members participating may simultaneously hear each other during the meeting. A Member participating in a meeting by this means is deemed to be present in person at the meeting.

Article XIII. **MANAGEMENT OF THE COMPANY**.

Section 13.01 Appointment of Manager(s); the Management Board. Subject to the oversight and superseding authority of the Members as set forth in Article XI, and of the Board of Managers as set forth in Article XV, one or more Managers shall be appointed by the Members to be primarily responsible for the day-to-day and general operations of the Company's business; and the Members signatory hereto do hereby affirm the appointments of John Lee and Jason Brents as the Company's initial Managers. A Manager is not obligated to devote all of the Manager's time or business efforts to the affairs of the Company, but shall devote such time as the Manager reasonably deems necessary to the proper management of the Company.

Section 13.02 Management by Manager; General Authorization. Pursuant to the express terms, authorizations and limitations of this Agreement (and any specific, additional authorizations by the Board or the Members hereafter), any one or more of the Managers may represent and bind (i.e., sign for) the Company in all of its business transactions with any third parties. It is the general intent of this Article that the Managers should be in agreement on all matters for which they are responsible, but that any one Manager may

represent, sign for and bind the Company concerning any matter on which they are in agreement, or may act without such mutual agreement in the event of an emergency or upon the prolonged absence or temporary disability of the other Manager (and that the terms "Manager" or "Managers" herein shall be interpreted accordingly – singular or plural – according to the particular context herein).

Section 13.03 Term of Manager. It is the intent of the parties hereto that the initial Managers shall remain the Managers of the Company indefinitely, unless and until a Manager resigns or is dissolved or is removed for cause, as defined below.

Section 13.04 Liability Insurance. The Company shall purchase and maintain adequate insurance against losses suffered or liabilities asserted against or incurred by the Company, the Board, the Managers or any Members (in such capacities).

Section 13.05 Assets Held in Company Name. The Managers shall cause all assets of the Company, whether real or personal or mixed, to be held in the name of the Company.

Section 13.06 Company Accounts. All funds of the Company shall be deposited in one or more accounts with one or more recognized financial institutions in the name of the Company, at such locations as shall be determined by the Managers. Withdrawal from such accounts shall require the signature of only one Manager.

Section 13.07 Filing Annual Report. The Managers shall file with the Division of Commerce the Annual Report for the Company.

Section 13.08 Matters Requiring Board or Member Approval. The Managers may not take any of the actions referenced in Articles XI or XV herein without the required consent to (or, in an emergency, the ratification of) the specific acts by the Members or the Management Board.

Section 13.09 Removal of Manager. The Members may remove a Manager at a meeting called for that purpose if written Notice has been given that a purpose of the meeting is such removal, but only after the Members (excluding the Manager if also a Member) have previously given the Manager a detailed, written Notice of the problem and the Manager has failed within thirty (30) days after receiving the Notice to reasonably cure the same. The removal of a Manager must be for “cause” (i.e., fraud, embezzlement, malfeasance, conviction of a felony involving moral turpitude, or repeated instances of incompetence or dereliction of duty). A Manager may be removed for cause only if the number of votes cast to remove equals a Super-Majority of the Voting Interests held by the Members (excluding said Manager, if then a Member). The affirmative vote of a Super-Majority (including the Manager, if still a Member) shall be required to appoint a replacement Manager, which replacement should be effected as soon as practicable after the removal of the prior Manager.

Section 13.10 Out-of-Pocket Expenses. The Company shall pay or reimburse a Manager for all reasonable travel expenses (transportation, food, lodging, etc.), legal, tax and other professional fees, reasonable marketing and entertainment expenses, telephone and Internet costs, office expenses, business emergencies, and other similar and reasonable costs incurred in connection with and for the benefit of the Company's business, upon receipt of substantiating receipts therefor. The Company may also advance reasonable expenses, including attorney's fees and costs, incurred by the Manager in connection with a third party claim or demand against the Manager by reason of the Manager's former or present capacity as a Manager, if the Manager promises to repay the Company if the Manager ultimately is determined not to be entitled to indemnification hereunder.

Section 13.11 Manager's Compensation. A Manager shall be entitled to receive as compensation for the Manager's services a reasonable monthly sum, as recommended by the Board and approved by a Super-Majority vote of all Members, during the term of the Manager's services hereunder. In the event that the net profits of the Company do not permit payment of all or part of such monthly compensation, it shall accrue on the books of the Company until such time as the Company is able to pay it in full.

Section 13.12 Family Hires. Hiring relatives of any Manager or Member as full-time or part-time employees of the Company is not prohibited, provided that (a) they are given no special preference either in hiring or compensation, (b) they are hired to fill a genuine need or opening, (c) they are in good health and qualified for the job; and (d) all Members are provided advance, written notice thereof.

Section 13.13 Specific Authority of Manager. The Managers may exercise all powers of the Company as are granted by and consistent with the Act, except all such authority and powers as are by the Act, the Certificate of Organization or this Agreement exclusively reserved to or vested in the Management Board or the Members. The specific Manager powers set forth in this instrument are included by way of example, and shall not be construed to limit the scope of any general powers herein granted to the Manager, unless expressly limited herein. Specifically, and without limiting the generality of the foregoing, but subject to the limitations imposed by the grants of exclusive authority to the Members in Article XI and to the Management Board in Article XV, the Manager(s) shall have power and authority, on behalf of the Company, to do any of the following – so long as, with respect to each such action (individually, or collectively when reasonably related), the dollar amount so involved does not exceed One Hundred Thousand Dollars ($100,000):

(a) Acquire by purchase, lease or otherwise any personal or real Property which may be necessary, convenient or incidental to the accomplishment of the purposes of the Company.

(b) Manage, hold, control, buy, lease, sell, convey, exchange, partition, improve,

repair, remodel and abandon any and all Company Property.

(c) Execute any and all agreements, contracts, documents, certifications, and instruments necessary or convenient in connection with the management, maintenance and operation of Company Property.

(d) Distribute cash and Property to the Members, and characterize the Distributions as income, return of capital or otherwise, in accordance with the provisions of this Agreement.

(e) Borrow money and hypothecate Company Property by mortgage, deed of trust or otherwise for the debts of the Company.

(f) Grant an option for the sale of Company Property, and take an option for the purchase of any Property.

(g) Insure the assets of the Company against damage or loss, and insure the Company and its Members and Manager(s) against any liability.

(h) Pay or contest any claim, settle a claim by or against the Company by compromise, arbitration or otherwise, release any claim belonging to the Company to the extent that the claim is uncollectible and institute, compromise and defend legal actions.

(i) Contract on behalf of the Company for the employment and services of employees and/or independent contractors and delegate to such persons the duty to manage any of the assets or operations of the Company; engage any attorney, accountant, corporate fiduciary or any other qualified agent to assist the Manager(s) in the administration of the Company and its Property and to rely on the advice given by these professionals and agents. The Manager(s) are authorized to pay the compensation of the Manager(s) (including any hotel management company) and any attorney, accountant, investment advisor, or other professional for services performed for the Company.

(j) Withhold from Distribution any cash or other Company Property that is subject to conflicting claims, tax deficiencies or other liabilities, contingent or otherwise.

(k) Engage in any kind of lawful activity and perform and carry out contracts of any kind (including contracts of insurance) necessary or incidental to, or in connection with, the accomplishment of the Business Purposes of the Company.

(l) Receive, acquire and retain key man insurance policies and proceeds of such policies, in any amount, on the life of any Member or Manager (or principal owner thereof); to pay the premiums; and to exercise all rights, privileges and options available under such policy; collect the proceeds of any insurance policy

payable to the Company, maintain any legal proceeding involving the collection of policy proceeds, compromise or settle any controversy over policy proceeds, and give the insurer a full discharge of responsibility, including any responsibility to inquire into the application of policy proceeds.

(m) Make any and all elections for federal, state and local tax purposes (if the Manager is the designated Tax Matters Partner), including;

(i) to adjust the basis of Company Property pursuant to Code Sections 734, 743, or comparable provisions of state or local law, in connection with transfers of Company interests and Company distributions,

(ii) to extend the statute of limitations for assessment of tax deficiencies against Members and Company interest holders in their capacity as Members and Company interest holders, and

(iii) to execute any agreement or other documents relating to or affecting such tax matters or otherwise affect the rights of the Company, Members and Company interest holders.

(n) Select or vary depreciation and accounting methods and make other decisions with respect to treatment of various transactions for federal income tax purposes, consistent with the other provisions of this Agreement

(o) Retain cash for reasonable periods of time in amounts sufficient to meet anticipated needs, including payment of expenses and payments to Members.

(p) Deposit all Company funds in appropriate bank accounts; and write checks on the Company's account(s).

(q) Invest Company excess or reserve funds in savings or conservative money market accounts.

(r) Enter into and execute on behalf of the Company any contractual obligations, including, without limitation, notes and other negotiable instruments, mortgages or deeds of trust, security agreements, financing statements, assignments, bills of sale, leases, and any other instruments, documents or contracts necessary or desirable for the business of the Company.

(s) Take any and all other actions the Managers, acting in good faith, consider (i) necessary or advisable to carry out the purposes of this Agreement and (ii) in the Company's best interest.

Section 13.14 Tax Matters Partner. John Lee is hereby specifically authorized to act as

the "Tax Matters Partners" under the Code and in any similar capacity under state or local law.

Section 13.15 Related Party Transactions. The Members hereby acknowledge that in certain instances it may be appropriate for the Company to contract for the performance of services or the purchase, loan, sale or other disposition of goods or other Property, by or with some Person related to or affiliated with a Member or Manager, or with a Person in which the Manager or Member has a direct or indirect ownership or controlling interest. In each such instance:

(a) Any such services, goods or Property obtained from any such Person shall be on terms no less favorable to the Company than those reasonably available from other third parties; and

(b) The sale, loan, lease or other transfer of any Company Property to any such Person shall be on terms, and at a price, no less favorable to the Company than those reasonably available from third parties.

Section 13.16 No Bond. No person serving as Manager will be required to furnish a bond or other security as a prerequisite to his, her or its service.

Article XIV. **RIGHT TO RELY ON MANAGERS**.

Section 14.01 Right to Rely on Manager. Any person dealing with the Company or a Manager may rely upon the Certificate of Organization, a Statement of Authority filed with the State, or a certificate or resolution of the Management Board or the Members, as to:

(a) The identity of the Manager;

(b) The existence or nonexistence of any fact or facts which constitute a condition precedent to acts by the Manager or which are in any other manner germane to the affairs of the Company; or

(c) The persons who are authorized to execute and deliver any instrument or document of the Company.

Section 14.02 Limited Power of Attorney. Each Member, by execution of this Agreement, irrevocably constitutes and appoints the Managers as such Member’s limited attorneys-in-fact and agents, with full power and authority in such Member’s name, place, and stead to execute, acknowledge, and deliver, and to file or record in any appropriate public office: (a) any certificate or other instrument that may be necessary, desirable, or appropriate to qualify the Company as a limited liability Company or to

transact business as such in any jurisdiction in which the Company conducts business; (b) any certificate or amendment to the Company's Certificate of Organization or to any certificate or other instrument that may be necessary, desirable, or appropriate to reflect an amendment thereto approved by the Members in accordance with the provisions of this Agreement; and (c) any certificates or instruments that may be necessary, desirable, or appropriate to reflect the dissolution and winding up of the Company, if duly approved by the Members. This special power of attorney shall be deemed to be coupled with an interest and shall survive any Transfer of the Member's Interests. Notwithstanding the existence of this special power of attorney, each Member agrees to join in the execution, acknowledgment, and delivery of the instruments referred to above if requested to do so by the Manager. This special power of attorney is a limited special power of attorney and does not authorize the Managers to act on behalf of a Member except as expressly permitted herein.

Article XV. **MANAGEMENT BOARD**

Section 15.01 Management Board. The Members shall elect a Management Board, which shall have authority to act for the Members for purposes of giving direction to and authorizing actions by the Manager(s), except for those matters requiring Super-Majority or unanimous approval of the Members. The election of the Management Board by the Members shall be according to the Members' respective Voting Interests, with each Member entitled to vote the Member's Voting Interest percentage for each Management Board seat (with no cumulative voting allowed), which election shall result in a Management Board comprised of the individuals who receive the highest percentage of votes by the Members for each Board seat subject to the election (i.e., if three seats on the Board are up for election, then the individual receiving the highest percentage vote by the Members for each seat shall be elected to the Board).

Section 15.02 Purpose. The Management Board shall act in much the same way as a board of directors acts for a corporation, supervising and directing the work of Company's Managers, holding regular and special meetings, recording minutes and unanimous written consents, etc. With respect to voting, all Members of the Management Board shall have an equal vote, but approval of any particular matter or motion shall be by a majority of the full Management Board, not a lesser quorum thereof.

Section 15.03 Composition. Initially, the Management Board shall be comprised of the following four (4) individuals hereby appointed: John Lee (who shall serve as Chairman), Jason Brents who shall serve as Co-Chairman. Outside (i.e., non-Member) Management Board members may be elected to the Management Board in the future, as the Members may determine. For so long as each of John Lee and Jason Brents is a Member or Manager of the Company, one (1) Management Board seat is guaranteed to each of them, or such other individual as either of them may designate for their seat on the Board.

Section 15.04 Number, Tenure, and Qualifications of Management Board Members. The Company shall have no more than five (5) nor less than three (3) Management Board members, as the Members may determine. Each Management Board member shall hold office until the next Annual Meeting or until he or she dies, resigns or is otherwise removed. However, if a Management Board member's term expires, the Management Board member shall continue to serve until the Management Board member's successor is elected and qualified or until there is a decrease in the number of Management Board members. Management Board members need not be residents of the State of Utah or Members of the Company.

Section 15.05 Regular Management Board Meetings. A regular meeting of the Management Board shall be held immediately after, and at the same place as, the Annual Meeting of Members. The Management Board may provide, by resolution, the time and place for the holding of additional regular meetings without any other Notice than such resolution, with the understanding that the Management Board shall meet at least quarterly, at such times and places as they shall determine.

Section 15.06 Special Meetings. Special Meetings of the Management Board may be called by or at the request of a Manager or any two (2) Management Board members, who may fix any place within the county where the Company has its principal office as the place for holding the meeting, or such other place as all Management Board members may agree.

Section 15.07 Notice of Special Member Meetings. Special meetings of the Management Board shall be preceded by at least three (3) days notice of the date, time, and place of the meeting in writing. Oral Notice is effective when communicated. Written Notice is effective at the earliest of (i) when received; (ii) three (3) days after it is mailed; (iii)the date shown on the return receipt if sent by registered or certified mail, return receipt requested, and if the receipt is signed by or on behalf of the Management Board member; or (iv) the date it is sent by facsimile or email transmission to the Management Board member's home or office if the receipt thereof is acknowledged by return facsimile or email transmission.

Section 15.08 Waiver of Notice. A Management Board member may waive Notice of any meeting (i) in writing or (ii) by attending or participating in a meeting unless the Management Board member at the beginning of the meeting, or promptly upon the Management Board member's arrival, objects to holding the meeting or transacting business of the meeting because of lack of Notice or defective Notice, and does not thereafter vote for or assent to any action taken at the meeting. A Management Board member who attends a special meeting to object to lack of Notice shall not be deemed to be present for quorum purposes.

Section 15.09 Quorum. A majority of the Management Board members then in office shall constitute a quorum for the transaction of business at any meeting of the

Management Board, subject to the voting requirements specified herein.

Section 15.10 Manner of Acting. The act of the Management Board members present at a meeting at which a quorum is present when the vote is taken shall be the act of the Management Board if at least a majority of the full Management Board votes affirmatively, unless the Certificate of Organization, this Agreement or the Act require the Members' Super-Majority or unanimous consent or a different vote.

Section 15.11 Meeting by Conference Telephone. Any or all Management Board members may participate in a regular or special meeting by, or conduct the meeting through the use of, any means of communication by which all Management Board members participating may simultaneously hear each other during the meeting. A Management Board member participating in a meeting by this means is deemed to be present in person at the meeting.

Section 15.12 Management Board Action Without a Meeting. Any action required or permitted to be taken by the Management Board at a meeting may be taken without a meeting if all Management Board members consent to the action in writing. Action is taken by consent at the time the last Management Board member signs a writing describing the action taken, unless, prior to that time, any Board member has revoked their consent by a writing signed by him or her and received by the Manager. Action taken by consent is effective when the last Management Board member signs the consent, unless the Management Board establishes a different Effective Date. Action taken by consent has the same effect as action taken at a meeting of Management Board and may be described as such in any document.

Section 15.13 Removal of Management Board Members. With the exception of the Management Board seats guaranteed to John Lee and Jason Brents or their designees, the Members may remove one (1) or more other Management Board members before the expiration of his or her term at a meeting called for that purpose if Notice has been given that a purpose of the meeting is such removal, or at the Annual Meeting of Members. The removal may be with or without cause, and may be effected only by a Super-Majority vote of all other Members of the Company (i.e., excluding the removed Member).

Section 15.14 Management Board Vacancies. If a vacancy occurs on the Management Board, including a vacancy resulting from an increase in the number of Management Board members, either the Members or the Management Board may fill the vacancy. The term of a Management Board member elected to fill a vacancy expires at the next Members' Meeting at which Management Board members are elected.

Section 15.15 Management Board Compensation. By recommendation of the Management Board, each Management Board member may be paid his expenses, if any, of attendance at each meeting of the Management Board; and they may also be paid a

stated salary as a Management Board member or a fixed sum for attendance at each meeting of the Management Board or both, as approved by a Super-Majority vote of the Members. No such payment shall preclude any Management Board member from serving the Company in any other capacity and receiving compensation therefor.

Section 15.16 Powers and Authority of the Management Board. Subject to the powers and authority reserved to the Members under Article XI and to the Managers under Article XIII, the Management Board shall have the authority to take any of the following actions in behalf of the Company:

(a) Continue or wind up the business of the Company after the Company's Bankruptcy, dissolution, or other cessation to operate or exist;

(b) Recommend the Company's annual budget;

(c) Approve the purchase, lease or sale of any Property exceeding $100,000.00 in value;

(d) Appoint a new interim Manager or a new officer of the Company;

(e) Recommend reasonable compensation arrangements for the Managers or Board members;

(f) Sue on or settle any claims or liabilities in favor of or against the Company in excess of $100,000.00; submit any or all such claims or liabilities to mediation or arbitration; or confess any judgment against the Company in connection with any litigation in which the Company is involved;

(g) Approve any contractual obligation or indebtedness (e.g., loans or installment purchases) on behalf of the Company exceeding $100,000.00 in value;

(h) Authorize the Managers to sell, trade, lease, mortgage, pledge, or otherwise Dispose of any significant portion of the Company's Property in any transaction exceeding $100,000 in value;

(i) Appoint a new member of the Management Board to fill a vacancy during the interim period preceding the next Annual Meeting;

(j) Recommend whether Distributions should be made to the Members, and in what amounts and when, except as restricted by applicable insolvency laws; and

(k) Establish an Advisory Committee to advise and assist the Management Board and the Members and Managers in their duties and decisions, and to appoint appropriate individuals to serve thereon, and to establish such

terms, conditions and compensation (if any) concerning their service on the Advisory Committee. The Advisory Committee shall be advisory only, and shall have no power or authority to govern, direct or manage any of the Company's affairs.

Article XVI. **STANDARDS OF CONDUCT FOR BOARD MEMBERS AND MANAGERS.**

Section 16.01 Standards of Conduct for Board Members and Managers. Board members and Managers generally owe to the Company and the Members the following duties of loyalty, care, and an obligation of good faith and fair dealing, except as the same may be modified or limited elsewhere herein:

Section 16.02 Duty of Loyalty. The duty of loyalty of a Manager or Board member includes the duties:

(a) To account to the Company and to hold as trustee for it any property, profit, or benefit owned by the Company or to which the Company is otherwise entitled; and

(b) To refrain from dealing with the Company or Company Property in the conduct or winding up of the Company's activities and affairs on behalf of a Person having an interest adverse to the Company.

Exception. All Members of the Company may authorize or ratify, after full disclosure of all material facts, a specific act or transaction that otherwise would violate the foregoing duty.

Section 16.03 Duty of Care. The duty of care of a Manager or Board member in the conduct of the Company's activities and affairs is to refrain from engaging in grossly negligent or reckless conduct, intentional misconduct, or a knowing violation of law or breach of this Agreement.

Section 16.04 Obligation of Good Faith and Fair Dealing. The Managers and Board members shall discharge their duties and obligations under the Agreement and exercise any rights hereunder consistent with the contractual obligation of good faith and fair dealing. A Member does not have any duty of care to the Company or to any other Member solely by reason of being a Member.

Article XVII. **INDEMNIFICATION**

Section 17.01 Indemnifications. Each Manager, Board Member and Member shall indemnify and hold harmless the Company, and the other Members from any and all Damages resulting from or arising out of any gross negligence, intentional wrongdoing, violation of law or uncured breach of any provision of this Agreement by such Manager, Board member or Member to the extent that the amount of such Damages exceeds any applicable insurance proceeds received by the Company or the other indemnified parties for such Damages. The Company shall also promptly indemnify each Manager and Board member for any payments reasonably made and personal liabilities incurred by such Manager or Board member for the preservation of the Company's business or Property, if and to the extent such Board member or Manager acted lawfully and reasonably.

Section 17.02 Liability of Manager for Improper Distributions. If a Manager effects a Distribution made in violation of this Agreement, the Manager shall be personally liable to the Company for the amount of the Distribution that exceeds the amount that could have been distributed without a violation of this Agreement and shall indemnify the Company for the same. The mere failure to observe any management formality(s) is not, by itself, a ground for imposing liability on a Manager.

Article XVIII. **MEMBERS' CONTRIBUTIONS, INTERESTS AND TAX ELECTION.**

Section 18.01 Members' Contributions and Interests. The founding Members' initial respective Capital Contributions are reflected in their respective initial Capital Interests as set out in Schedule 1 and Schedule 2 (reflecting an initial Agreed Value of One Thousand Dollars ($1,000.00) for every one percent (1%) of Capital Interest in the Company), as of the Effective Date hereof.

Section 18.02 Failure to Make Contributions. If a Member fails to timely make the Member's initial Capital Contribution, as set forth or required herein, as and when required, or fails to timely make any other capital contribution to the Company to which the Member commits in writing in the future, that Member shall be in default under this Agreement. In the event of any such default, the Management Board may terminate the Member's right to purchase the prospective Interest or any portion thereof, and may sell all or any part of the same to another Member or Members or to any third party(s) acceptable to the other Members.

Section 18.03 Additional Contributions; Loans. No Member is obligated to make any additional contribution to the Company above and beyond the initial Capital Contribution specified in Schedule 1 for each founding Member; provided, however, that any Member may agree to make additional contributions pursuant to a negotiated agreement with the Board hereafter, in which case such Member and the Member's additional contribution shall be subject to all other provisions of this Agreement, and the Company shall be subject to the provisions of Section 9.12. The foregoing notwithstanding, the Parties hereto intend that all future cash contributions by any Member to the Company shall be

in the form of a loan, with reasonable and customary interest, with or without security, and not as an equity contribution, subject to such reasonable loan terms as the Board (or if greater than $100,000.00, a Super-Majority vote of all Members) may approve hereafter.

Section 18.04 Partnership Taxation. For federal and state income tax purposes the Company shall be treated as a partnership and its Members will be treated as partners. Accordingly, the Capital Accounts shall be established, maintained, and adjusted in accordance with the requirements of Treasury Regulations Section 1.704-1(b). All particular accounting requirements of those regulations necessary to have the allocations of this Agreement recognized shall be deemed incorporated by this reference.

Article XIX. **BASIS ACCOUNTS**

Section 19.01 Basis Accounts. A Basis Account shall be maintained for each Member. The Basis account shall be calculated as follows:

(a) Each Member's Basis Account must be increased by:

(i) The amount of the Member's initial contribution to the Company of cash; plus

(ii) The adjusted basis of the Member's initial contribution to the Company of property; plus

(iii) The adjusted basis of any additional Capital Contributions made by the Member, as permitted under this Agreement; plus

(iv) The Member's allocation of the Company's taxable income or gain; plus

(v) The Member's allocation of the Company's tax-exempt income; plus

(vi) A Member's original share of the Company's liabilities, plus any increase in a Member's share of the liabilities of the Company, or any increase in a Member's individual liabilities by reason of the assumption by such Member of the Company's liabilities.

(b) Each Member's Basis Account must be decreased, but not below zero, by:

(i) The amount of any money distributed to the Member; less

(ii) The adjusted basis to the Member of distributed property other than money, as determined under IRC §732; less

(iii) The Member's allocation of the Company's deductible losses (including capital losses); less

(iv) The Member's allocation of the Company's expenditures which are not deductible in computing taxable income or loss and which are not capital expenditures; less

(v) Any decrease in a Member's share of the liabilities of the Company, or any decrease in a Member's individual liabilities by reason of the assumption by the Company of such individual liabilities.

Article XX. **ALLOCATION OF RECOURSE AND NON-RECOURSE LIABILITY**

Section 20.01 Recourse Liability. Recourse liability must be allocated to the Member that bears the risk of loss. This is computed through use of a deemed liquidation in accordance with Reg. §1.752-2:

(a) All of the Company's liabilities become payable in full;

(b) All of the Company's assets, including cash, have a value of zero and are sold for that amount (thus, generating a loss) (zero minus tax basis (or book value to the extent section 704(c) or §1.704-1(b)(4)(i) applies)(if the numbers are different));

(c) There is an exception for Company Property contributed to secure a Company liability (see §1.752-2(h)(2)).

(d) For the exception, the Company Property is deemed sold for the amount necessary to pay off the liability. If a gain or loss results, and there was pre-contribution gain or loss, that gain or loss is distributed to the contributor.

(e) The Company disposes of all of its Company Property in a fully taxable transaction for no consideration (except relief from liabilities for which the creditor's right to repayment is limited solely to one or more assets of the Company);

(f) All items of income, gain, loss, or deduction are allocated among the Members; and

(g) The Company is liquidated.

(h) Any loss which a Member would bear shall represent that Member's share of the Company's Recourse Liability and any excess shall be added to that Member's basis.

Section 20.02 Non-Recourse Liability. Allocation shall be accomplished by:

(a) Minimum Partnership Gain. First, an amount of debt equal to the amount of minimum gain is allocated to Members who share in minimum gain. Minimum gain equals the amount of gain that would be recognized if the Company disposed of the Company Property in full satisfaction of the Nonrecourse Liability and for no other consideration (Liability - Basis). However, since this is the same calculation as under (b) below, it does not apply until after the first year's allocation of deductions related to Non-Recourse Liability, and then only to the extent it exceeds the amounts computed under (b) pre-contribution gain. This is designed to be the same as the Members' share of Non-Recourse Deductions.

(b) Minimum Pre-Contribution Gain. Second, the amount of Non-Recourse Liability equal to the precontribution gain (Liability - Basis) under §704(c) is allocated to the Member who contributed the Property and debt to the Company.

(c) Balance. Third, the balance of the liability is allocated according to the Members' profit-sharing ratio; or

(i) Excess Non-Recourse Liability may be allocated in accordance with this Agreement; or

(ii) Alternatively, excess Non-Recourse Liability may be allocated among the Members in accordance with the manner in which it is reasonably expected that the deductions attributable to those Non-Recourse Liability will be allocated; or

(iii) Additionally, the Company may first allocate any excess Non-Recourse Liability to a Member up to the amount of total real built-in gain that is allocable to the Member under section 704(c) (where such Property is subject to the Non-Recourse Liability) to the extent that such built-in gain exceeds the gain described in paragraph (b) above minimum built-in gain;

or

(iv) To the extent that the Company uses any of these additional methods and the entire amount of the excess Non-Recourse Liability is not allocated, the Company must allocate the remaining amount of the excess Non-Recourse Liability under one of the other methods in this Section, which generally requires the balance of the liability to be allocated according to the Members' profit-sharing ratios.

(d) Where Members bear the risk of loss for only a portion of a Company liability, it will be split into two liabilities: one recourse and one non-recourse.

Article XXI. **CAPITAL ACCOUNTS.** Without in all cases limiting the rights, agreements and otherwise of Section 9.12 for all purposes of this Article XXI:

Section 21.01 Individual Capital Accounts**.** An individual Capital Account for each Member shall be maintained in accordance with I.R.C. § 704 and Regulation § 1.704-1(b)(2)(iv) and adjusted in accordance with the provisions of that section and the Regulations thereunder.

Section 21.02 Initial Capital Accounts. Each Member shall contribute to the capital of the Company, as the Member's initial Capital Contribution, the money and property specified in Schedule 1**.**

Section 21.03 Changes to Capital Accounts.

(a) Each Member's Capital Account must be increased by:

(i) The amount of the Member's initial contribution to the Company of cash; plus

(ii) The Agreed Value of the Member's initial contribution to the Company of property, less any liabilities secured by the property or assumed by the Company; plus

(iii) The amount of any additional Capital Contributions made by the Member, as permitted under this Agreement; plus

(iv) The amount of Company taxable income and gain allocated to the Member pursuant to this Agreement.

(v) The Member's allocation of the Company's tax-exempt income;

(b) Each Member's Capital Account must be decreased by:

(i) The amount of cash distributed by the Company to the Member; less

(ii) The fair market value of any property distributed by the Company to the Member, reduced by any liabilities securing the property assumed by the Member; less

(iii) Allocations of the Company's nondeductible losses and deductions which are also not capitalizable; less

(iv) Allocations of the Company's deductible losses and deductions.

Section 21.04 Negative Capital Accounts. Members having a negative or debit balance in their Capital Accounts are subject to the following two provisions:

(a) Deficit Restoration. A Member is unconditionally obligated, following liquidation of his Company interest, to restore any deficit balance in his Capital Account to the Company by the end of the tax year, or, if later, within 90 days after the date of liquidation.

(b) Qualified Income Offset. If an unanticipated loss or Distribution occurs to create a Capital Account deficit, the Company will allocate items of gross income to the partner sufficient to eliminate the deficit; the allocation will consist of items of income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year) in an amount and manner sufficient to eliminate such deficit balance as quickly as possible.

Section 21.05 No Interest; Return of Capital; Preferential Payments.

(a) No interest shall be paid to any Member on the Member's respective Capital Account (except to the extent it is comprised, in whole or in part, of an interest-bearing loan by the Member to the Company). Capital Contributions may otherwise be withdrawn only after the dissolution and winding-up of the Company. Each Member shall look solely to the Company's assets for the return on their Contributions.

(b) No Member shall have any preference or priority over any other Member, either as to the return of Capital Contributions or as to profits, losses or Distributions, except as they may hereafter unanimously agree in writing.

Section 21.06 Capital Accounts Upon Sale or Exchange of Membership Interests. Upon any irrevocable sale, exchange or gift of all or part of a Membership Interest, whether the Transfer is or is not in violation of this Agreement, the Capital Account of

the Transferring Member with respect to that Membership Interest, will be Transferred to the Transferee. The Transferor and Transferee shall each be allocated profits or losses based on the number of days each held the economic interest during the Accounting Period, unless the Managers reasonably elect to use another reasonable allocation method as described under the Internal Revenue Code.

Article XXII. **DISTRIBUTIONS**.

Section 22.01 Pre-Formation Expenses. Prior to making any Distributions to the Members, the Company shall, to the extent approved by the Managers, disburse cash to the Members in the amounts necessary to reimburse each Member for all reasonable preformation expenses (if any) actually paid by such Member (or paid by others on such Member's behalf). Any payment by the Company shall be treated as a reimbursement of Company expenses paid to third parties, and shall not be treated as a Company Distribution.

Section 22.02 Allocations of Profits and Losses Between Members. Subject to the Company's debts and other obligations, and any preferential payments required hereunder (including without limitation as may be applicable under the provisions of Section 9.12), all profits and losses of the Company, and all capital gains and losses from the sale of Company assets and/or proceeds from the sale of the Company, and any items of income, gain, loss, deduction or credit required by the Internal Revenue Code to be separately reported, and all cash available for Distribution, shall be allocated proportionately to each Member, and to each Member's Capital Account and Basis Account, in accordance with each Member's respective Interests as set forth in Schedule 1, as the same may change from time to time, in accordance with the Internal Revenue Code. The Members' respective Capital Interests, Losses Interests, Profits Interests, and Voting Interests shall not change simultaneously with any change in a Member's Capital Account. The Members reserve the right, however, to modify the relative percentages of their respective Capital Interests, Losses Interests, Profits Interests or Voting Interests at any time hereafter by an amendment hereto reduced to writing and signed by all Members.

Section 22.03 Normal Distributions. Subject to any preferential payments, all normal Distributions of cash from the Company's net profits (i.e., not including any Distribution of proceeds from any sale of the Company or of all or substantially all of the Company's assets, or any other major liquidation) shall be made proportionately to each Member in accordance with the Member's Profits Interest, as set out in Schedule 1 (including without limitation as may be applicable under the provisions of Section 9.12), but not to exceed the Member's Capital Account. Such Distributions shall be made from time to time as the Management Board may determine. All of the Company's losses shall be distributed proportionately to each Member in accordance with the Member's Losses Interest, as set out in Schedule 1.

Section 22.04 Debit Balances in Capital Account. As a general rule, in the absence of a written consent signed by all Members, no withdrawal of cash from any Member's Capital Account may result in a negative Capital Account for that Member, or of a negative bank account balance for the Company. A debit balance in a Member's Capital Account shall constitute an obligation of that Member to the Company. Such obligation shall be satisfied by the Member as soon as practicable, but no later than the first opportunity that arises for the Company to offset any Distribution to which such Member is entitled by the amount of the negative balance.

Section 22.05 Minimum Distribution of Profits for Taxes. It is the general intent of the Company to Distribute most of its remaining net profits to the Members, after reserving appropriate funds for the Company's next project(s). The Company shall in any event distribute a reasonable amount of the Company's net profits, on an annual basis before April 15th of each year, if possible, to assist the Members in paying their respective income tax liabilities (if any) associated with the Company's profits, as reflected on Schedule K of the Company's tax return sent to the Internal Revenue Service. The amount and timing of any such tax Distributions shall be determined by the Board in its reasonable discretion.

Section 22.06 Limitation on Distributions. The Company may not make a Distribution, if after the Distribution:

(a) The Company would not be able to pay its debts as they become due in the ordinary course of the Company's business;

(b) The Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved and wound up at the time of the distribution, to satisfy the preferential rights upon dissolution and winding up of Members and Transferees whose preferential rights are superior to those of persons receiving the distribution.

(c) The Company would default under any agreement to which it is a party or by which any of its Property is bound;

(d) The Company would have made a fraudulent conveyance against any creditor of the Company; or

(e) The Company would thereby be in violation of any law.

Section 22.07 Distribution Issues. If a Member believes the Property Distribution to such Member was not made pursuant to this Agreement, such Member must notify the Managers in writing within three (3) months of the date the Distribution was or should have been made, or the date the Member was informed of the Distribution issue or with

the exercise of reasonable diligence could have been informed of it, whichever is later. If such notification is not timely provided, the issue is waived.

Section 22.08 Entitlement. No Member or Assignee shall have any right to receive any Distribution unless and until such Distribution is actually approved by the Management Board in compliance with this Agreement (or approved by the Members, as expressly permitted herein).

Section 22.09 Possible Effect of Allocations. The Members are aware of the income tax consequences of the allocations and agree to be bound by the provisions of this Agreement in reporting their shares of Company profits and losses for income tax purposes. Each Member understands that taxable income and gain allocated to such Member by the Company under this Agreement and the tax on the portion allocated to such Member for any year may exceed the cash Distributions from the Company to such Member; and such Member may have to look to sources other than Distributions from the Company to pay such taxes.

Article XXIII. **TRANSFERS OF MEMBERSHIP INTERESTS**

Section 23.01 Transfer or Assignment. No Member may sell, assign or Transfer all or any part of the Member's Interest in the Company without following the procedures set forth below.

Section 23.02 Voluntary Transfer; First Right of Refusal. If one of the Members wishes to dispose of all or part of the Member's Interest voluntarily, the Member shall first offer in writing to sell the same to the other Members on the same terms and conditions as the proposed sale. The Member shall attach to the notice the written offer of a prospective purchaser. This offer shall be complete in all details of the purchase price and terms of payment (including without limitation the identity of prospective purchasers). The Member shall certify that the offer is genuine and is in all respects what it purports to be. Each remaining Member shall have the right to purchase a pro rata share of the Interest being offered for sale consistent with each Member's Capital Interest percentage at the price and on the terms contained in the offer to purchase. The Member must exercise the right to purchase within thirty days after receipt of the offer. If any Member declines to purchase the Member's pro-rata share, the remaining Members shall have the right to purchase their proportionate shares of the amount remaining, or as and in the amounts the interested remaining Members may agree amongst themselves. In this and all other instances under this Article XXIII where the Members enjoy the right to acquire all or part of a selling Member's Interest, said remaining Members may elect to have the Company exercise their right by way of a Company purchase of all or part of the subject Interest.

Section 23.03 Right to Sell. If the remaining Members do not exercise their right to

purchase the entire Interest offered, the Member desiring to sell shall then have the right to go forward with the sale to a third party of the remaining Interest offered, but only on the same terms offered to the other Members.

Section 23.04 Transfer Void If Causes Termination of Company. Anything in this Agreement to the contrary notwithstanding, no Member or any other Person who has become the holder of any Interest in the Company shall transfer, assign or encumber all or any portion of his Interest in the Company during any fiscal year if such transfer, assignment or encumbrance would (in the sole and unreviewable opinion of the Management Board) result in the termination of the Company for purposes of the Act or the then-applicable provisions of the Internal Revenue Code of 1986, as amended.

Section 23.05 Unanimous Consent Required for Transferee's Admission as Member. Unless the other Members unanimously approve a Transferee's admission to the Company as a Member, the Transferee shall be entitled only to receive allocations and Distributions under this Agreement with respect to such economic Interest, and shall have no right to vote or exercise any rights of a Member unless and until such Transferee has been admitted as a substituted Member.

Section 23.06 Requirements of Transferee. Any Transferee of a Membership interest shall be deemed an Assignee and, therefore, the owner of only an economic interest in the Company, until such Transferee has been admitted as a substituted Member and has executed an acceptable Addendum to this Agreement.

Section 23.07 Member Not Released From Liability. The transferring Member shall not be released, solely as a result of the transfer, from any liability to the Company or third parties that the Member has incurred prior to the assignment.

Section 23.08 Securities Registration. The initial sale of Membership interests in the Company to the Members has not been qualified or registered under the securities laws of any state, including Utah, or registered under the Securities Act of 1933, in reliance on exemptions from the registration provisions of those laws. Notwithstanding any other provision of this Agreement, Membership Interests may not be transferred unless registered or qualified under applicable state and federal securities law, unless, in the opinion of legal counsel satisfactory to the Company, such qualification or registration is not required. The Member who desires to transfer a Membership Interest shall be responsible for all legal fees incurred by the Company in connection with said opinion.

Section 23.09 Legend on Certificates. Each Membership certificate (if any) shall contain the following legend:

(a) THE LIMITED LIABILITY COMPANY INTERESTS OF THE CURRENT HOLDER/MEMBER HAVE NOT, NOR WILL BE, REGISTERED OR QUALIFIED UNDER FEDERAL OR STATE SECURITIES LAWS. THE

LIMITED LIABILITY COMPANY INTERESTS OF THE CURRENT HOLDER/MEMBER MAY NOT BE OFFERED FOR SALE, SOLD, PLEDGED OR OTHERWISE TRANSFERRED UNLESS SO REGISTERED OR QUALIFIED, OR UNLESS AN EXEMPTION FROM REGISTRATION OR QUALIFICATION EXISTS. THE AVAILABILITY OF ANY EXEMPTION FROM REGISTRATION OR QUALIFICATION MUST BE ESTABLISHED BY AN OPINION OF COUNSEL FOR THE OWNER THEREOF, WHICH OPINION AND COUNSEL MUST BE REASONABLY SATISFACTORY TO THE COMPANY.

(b) Pledging of Member's Interest. No Member may pledge or encumber all or any part of the Member's Interest in the Company unless such encumbrance has been approved in writing by the all of the other Members. Such approval may be granted or withheld in the Members' sole discretion.

Section 23.10 Transfer or Encumbrance Without Consent Void. Any Transfer or Disposition of any Interest or any part thereof, without the consent and compliance required hereunder, shall be null and void.

Section 23.11 Estate Transfers. Notwithstanding any other provision of this Agreement to the contrary, a Member may transfer all or any portion of the Member's Membership Interest to (a) any revocable trust created for the benefit of the Member, or any combination of the Member, the Member's spouse, and/or the Member's issue, or (b) any wholly-owned or majority-owned Affiliate of the Member; provided that the Member must retain a beneficial interest in the trust and be the trustee of the trust having the unconditional power to vote the Voting Interest, or must be the majority owner and chief officer of the Affiliate. A Transfer of all or part of a Member's Interest to any other type of trust or entity, or the Member's failure to retain the Member's full Voting Interest or to secure full legal control of the trust or new entity, shall be deemed an unauthorized Transfer of the Interest, without the prior written consent of all other Members, and shall be null and void.

Section 23.12 Transfers to Members. A Member may Transfer all or any part of the Member's Interests to any other Member(s) without the consent of the other Members.

Section 23.13 Transferees Subject to Agreement. As a condition precedent to any Transfer, any party to whom an Interest is to be Transferred must first agree in writing (as an actual or potential Assignee) in a form acceptable to the Company to hold that Interest subject to all applicable provisions of this Agreement, and to make no future Transfers or Dispositions except as provided herein.

Section 23.14 Unauthorized Transfers. The Company will not be required to recognize the Interest of any Transferee who has obtained a purported Interest as the result of an unauthorized Transfer. If the ownership of an Interest is in doubt, or if there is reasonable

doubt as to who is entitled to any Distribution, the Company may accumulate the applicable income until the issue is resolved. Accumulated income will be credited conditionally to the Capital Account of the Member whose Interest Transfer is in question.

Section 23.15 Purchase of Company Interests from Unapproved Transferees. If any Person should seek to acquire an Interest in the Company as the result of a court order which the Company is required to recognize, or if a Member makes an unauthorized Transfer of an Interest which the Company is required to recognize, such Transferee shall obtain a charging order only against the Interest acquired. The Interest of the Transferee may then be acquired by the Company upon the following terms and conditions:

(a) The Company will have the option to acquire the Interest by giving written Notice to the Transferee of its intent to purchase the Interest within 90 days from the date of the court order or the Company's first knowledge thereof, whichever is later.

(b) The Company will then have 90 days from the first day of the month following the month in which it delivers Notice exercising its option to purchase the Interest. The valuation date for the Interest will be the first day of the month in which such Notice is delivered.

(c) Unless the Company and the Transferee agree otherwise, the price and payment terms shall be determined as set forth in Article XXV above.

(d) Closing of the sale will take place at the registered office of the Company at 10:00 a.m. on the first Tuesday of the month following the month in which the valuation report is completed and delivered to the parties to the sale. During the period of time prior to the closing date, the Transferee will be deemed an Assignee of the Interest.

(e) The Manager may assign the Company's option to purchase to one or more of the remaining Members (with the affirmative consent of no less than 51% of the remaining Members), and when done any rights or obligations of the Company regarding the Interest will instead become, by substitution, the rights and obligations of the Members who are assignees of the option.

(f) Neither the Transferee of an unauthorized Transfer nor the Member causing the Transfer will have the right to vote on any Company matters during the option period.

Section 23.16 Forced Sale Costs Paid by Breaching Member. In the event of any breach of the terms of this Agreement regarding Transfers, the Member responsible for the breach shall pay 100% of any transfer, income, gains or other taxes arising out of the transfer of the Interest to or from the Company. In addition, all fees owed to any

appraiser, and all legal fees and other expenses of the Company in connection with the non-conforming event, shall be paid to the Company by the breaching Member.

Article XXIV. **OPTION TO PURCHASE MEMBERSHIP INTERESTS UPON CERTAIN EVENTS: BANKRUPTCY, INSOLVENCY, RECEIVORSHIP, DISSOLUTION, DIVORCE, DEATH, GARNISHMENT, ETC.**

Section 24.01 Bankruptcy. In the event any Member:

(a) Has filed bankruptcy proceedings or has had such proceedings brought against the Member, or

(b) Makes an assignment for the benefit of creditors, or

(c) Has appointed a receiver or debtor in possession for the administration of the Member's affairs,

the Member shall promptly notify the Company and the other Members of such event, and the Company or the remaining Members shall have the option to purchase all or any part of the Member's Interest on the terms and conditions set forth in Article XXV below. In the case of Bankruptcy proceedings, the Member hereby agrees to waive and does hereby waive any objections to lifting the bankruptcy stay in order to allow the purchase of the Membership Interest pursuant to this Agreement.

Section 24.02 Dissolution or Divorce. In the event of the legal dissolution of a Member or the divorce or legal separation of an individual Member (or of the principal owner of a Member), unless the court having jurisdiction over the divorce proceeding shall confirm that all of the Member's Interest in the Company remains the separate property of that Member, the Member's Interest shall be subject to a first option to purchase for forty-five (45) days after the dissolution or relevant court order, in favor of the Company and/or the remaining Members, to acquire all or part of the Member's Interest at the price and on the terms set forth in Article XXV below. If any of the Membership Interest is not acquired by the Company and/or the remaining Members, the remaining Interest shall be allocated by the court or by agreement of the Member and the other parties in interest.

Section 24.03 Death. In the event of the death of an individual Member, the Membership Interest owned by the deceased Member shall be subject to a first option for forty-five (45) days after the death, in favor of the Company and/or the remaining Members, to acquire all or part of the Member's Interest at the price and on the terms set forth in Article XXV below. If any of the Membership Interest is not acquired by the Company and/or the remaining Members, the remaining Interest shall be allocated to the Member's heirs pursuant to law.

Section 24.04 Attachment, Garnishment, Etc. In the event that all or any part of a Member's Interest becomes the subject of any charging order, attachment, garnishment or similar legal proceeding, or is in anyway put at risk of loss or transfer to any third party, the other Members and/or the Company shall have a first option for forty-five (45) days after first learning of such legal action in which to acquire all or a part of the Member's Interest, in their discretion, at the price and on the terms set forth in Article XXV below.

Article XXV. **PURCHASE PRICE AND TERMS**.

Section 25.01 Annual Determination of Agreed Value. Within thirty (30) days following receipt of the Company's annual financial statement or within one hundred twenty (120) days following the end of each fiscal year, whichever occurs first, the Members shall review the Company's financial condition and shall agree (by Super-majority vote if necessary) on the value of each percentage of Membership Interest, which shall be the Agreed Value until a different value is agreed on or otherwise established under the provisions of this Agreement. In determining Agreed Value the parties have agreed to use the following formula: book value, plus the excess of fair market value over book value of real estate and equipment, plus a reasonable amount of goodwill. The new Agreed Value shall be evidenced by a new Schedule 2 (Agreed Value) attached hereto. For those matters where Agreed Value is applied to a Member's Interest, it is permissible to take into account reasonable minority and market discounts.

Section 25.02 Payment of Purchase Price. The purchase price for any Interest purchased by the Company or the remaining Members under this Agreement shall be paid as follows:

(a) Down Payment. Ten percent (10%) of the purchase price shall be paid at the time of closing.

(b) Balance. The balance of the purchase price shall be paid in one hundred twenty (120) equal monthly installments beginning thirty (30) days from the close of purchase and continuing thereafter until the full amount has been paid. The unpaid principal balance shall bear interest at a rate which is the lesser of:

i) Ten percent (10%), or

ii) One percent over the prime rate as established by Zion's Bank at Salt Lake City, Utah, on the day of closing.

(c) Accrued interest shall be paid at the time of principal payments. The purchaser shall execute a commercially reasonable promissory note containing the terms of payment set forth herein.

Section 25.03 Alteration of Terms. Notwithstanding the above provisions, the buying and selling parties to any purchase of any Interest may agree to a purchase price and payment terms different than the default provisions set forth in this Article XXV. Moreover, the purchaser will have the right to prepay all or any part of the purchase money obligation at any time, without premium or penalty. The purchaser and seller of the Interest may also modify any of the payment terms at any time thereafter by mutual written agreement.

Section 25.04 Failure to Determine Agreed Value. If no valuation has been agreed on within two (2) years before the date of the event requiring determination of value, the value of a selling Member's Interest shall be agreed on by the selling Member or his or her successor in interest and the remaining Members. If they do not mutually agree on a value within thirty (30) days after the date of the event requiring the determination, the value of the selling Member's Interest shall be determined as follows:

(a) Book Value. The value of the selling Member's Interest shall be determined by computing the book value of the Company, plus the excess of fair market value over book value of real estate and equipment, plus goodwill, minus a minority discount, if any. Book value shall be determined as of the close of business on the last day of the month preceding the month within which the event triggering the option occurs, or the month within which written notice of desire to sell is given to the Members, hereinafter called the "valuation date." Book value shall be determined by the independent accountant then retained by the Company to provide accounting services. The determination shall be made using the accrual method of accounting in accordance with generally accepted accounting principles, except as may otherwise be agreed by the buyer and seller. The purchase price for a Membership Interest shall then be the Company's valuation multiplied by the percentage of the Membership Interest being purchased.

(b) Real Property, Etc. The Company and the selling Member (or the Member's successor in interest) shall negotiate in good faith to agree upon the fair market value of any item of property of the kinds listed below. If they are unable to agree within the period of sixty (60) days from the valuation date upon the value of any item of property, the fair market value of that item shall be determined by appraisal, and the value thus determined shall be final. The items to be adjusted are:

(i) Any real property, leases or options to acquire real property owned by the Company;

(ii) Tangible personal property carried on the books of the Company with an acquisition cost of more than $10,000.00; and

(iii) All notes and accounts receivable.

Article XXVI. **APPRAISALS**.

Section 26.01 Choice of Appraiser(s). Any appraisal required under this Agreement shall be made by an appraiser selected by agreement of the buyer and the seller. If they are not able to agree on an appraiser within sixty (60) days from the valuation date, then the buyer and seller of the Interest shall each select one qualified, independent appraiser, and the two appraisers shall jointly select a third appraiser. The value of the Interest shall be determined by the average of the two appraisals closest to each other in value, such appraisals to specifically include adjustments to recognize appropriate valuation discounts, including but not limited to minority and marketability discounts, according to generally accepted accounting practices. The fee of the third appraiser shall be paid equally by the buyer and the seller.

Section 26.02 Agreement on Purchase Price. Notwithstanding any of the foregoing provisions, if the buyer and seller of the subject Interest are able to agree on a purchase price at any time, the purchase price shall be the amount agreed upon by them.

Article XXVII. **EXPULSION OF MEMBER**.

Section 27.01 Basis for Expulsion. The Members may, by Super-Majority vote of the remaining Members, expel a Member:

(a) For materially and adversely interfering with the management of the Company's affairs, contrary to the provisions of this Agreement;

(b) For engaging in grossly negligent or intentionally wrongful acts that result in significant harm to or liability for the Company, following the Member's failure to reasonably cure the problem within sixty (60) days after receiving written notice thereof from the other Members;

(c) For felonious conduct or otherwise bringing the Company into public disrepute; or

(d) For any material breach of this Agreement, upon failing to reasonably cure the same within sixty (60) days after receipt of a detailed, written Notice thereof from the other Members.

Section 27.02 Purchase of Expelled Member's Interest. In each of the foregoing events, the expulsion shall result in the Company and/or the remaining Members purchasing the terminated Member's Interest at the price and on the terms provided in Article XXV above, less a 25% discount, and subject to a set-off for any amounts owed to the

Company by the Member under this Agreement or otherwise.

Article XXVIII. **FINANCIAL RECORDS: TAX MATTERS MEMBER**

Section 28.01 Financial Records. At all times during the existence of the Company, the Managers shall keep or cause to be kept full and true books of account, in which shall be entered fully and accurately each transaction of the Company. Such records shall be open to inspection and copying on reasonable Notice by any Member or the Member's authorized representatives during normal business hours. The costs of such inspection and copying shall be borne by the Member.

Section 28.02 Method of Accounting. Financial books and records of the Company shall be kept by a method of accounting determined to be the most appropriate by the Company's accountant. The method shall be the method of accounting followed by the Company for federal income tax purposes. The financial statements of the Company shall be appropriate and adequate for the Company's business and for carrying out the provisions of this Agreement. The fiscal year of the Company shall end on December 31st.

Section 28.03 Other Records. At all times during the term of existence of the Company, and beyond that term if the Managers deem it necessary, the Managers shall keep or cause to be kept the books of account referred to herein, together with:

(a) A current list, in alphabetical order, of the full name and last–known business or residence address of each Member, together with the Capital Contribution and the share of profits and losses of each Member;

(b) A current list of the full name and business or residence address of each Manager;

(c) A copy of the Certificate of Organization, as amended;

(d) Copies of the Company's federal, state, and local income tax or information returns and reports for the six most recent taxable years;

(e) An original executed copy or counterparts of this Agreement, as amended;

(f) Financial statements of the Company for the six most recent fiscal years; and

(g) The books and records of the Company as they relate to the Company's internal affairs for the current and six most recent fiscal years.

Section 28.04 Preparation of Financial Statements and Tax Returns. At the end of each fiscal year the books of the Company shall be closed and examined, and statements

reflecting the financial condition of the Company and its profits or losses shall be prepared and a report thereon issued to the Company and the Members by the Company's accountant. Copies of the annual financial statements shall be given to all Members. In addition, all Members shall receive not less frequently than at the end of each calendar quarter, copies of such financial statements regarding the previous calendar quarter as may be prepared in the ordinary course of business by the Manager or the accountants selected by the Managers.

Section 28.05 Tax Matters Partner. John Lee shall act as the initial Tax Matters Partner for the Company under Internal Revenue Code Section 6231(a)(7).

Article XXIX. **DISSOLUTION AND WINDING UP**

Section 29.01 Events Causing Dissolution. The Company shall be dissolved upon the first to occur of the following events:

(a) The death, incapacity, bankruptcy, withdrawal, or dissolution of a Member; provided, however, that the remaining Members may by the affirmative vote of a majority of the remaining Members' Voting Interests within 90 days of that event continue the business of the Company, in which case the Company shall not be dissolved. If the remaining Members fail to so vote, the remaining Members shall promptly dissolve the Company and wind up the business of the Company.

(b) The written agreement of all Members to dissolve the Company; or

(c) The sale or other disposition of the Company or substantially all of the Company's assets.

Section 29.02 Cessation of Business. Upon the dissolution of the Company, the Company shall engage in no further business other than that necessary to wind up the business and affairs of the Company. The Members shall wind up the affairs of the Company, with or without the assistance of the Manager or the Board, at their election. After paying or adequately providing for the payment of all known debts of the Company to third parties (i.e., excluding debts owing to the Members and the Managers), the remaining assets of the Company shall be liquidated, distributed and applied in the following order:

(a) To pay the expenses of liquidation.

(b) To establish reasonable reserves for contingent liabilities or obligations of the Company.

(c) To repay all preferred Member loans. If there are insufficient funds to pay such

preferred loans in full, each Member shall be repaid in the ratio that the Member's loan, together with interest accrued and unpaid thereon, bears to the total of all such loans from Members. Such repayment shall first be credited to unpaid principal and the remainder shall be credited to accrued and unpaid interest.

(d) To pay all accrued and unpaid compensation to the Managers.

(e) To repay all non-preferred Member loans, principal first and then interest..

(f) The remaining balance, if any, to the Members pro-rata according to their respective Capital Interests, after debiting any Member according to any Member's negative Capital Account balance and any other debts or liabilities owed to the Company.

Section 29.03 Return of Member's Investment. Each Member shall look solely to the assets of the Company for the return of the Member's investment, and if the Company Property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the investment of each Member, such Member shall have no recourse against any other Member, Board member or Manager for indemnification, contribution, or reimbursement, except as may be specifically provided in this Agreement.

Article XXX. **COVENANT OF CONFIDENTIALITY**

Section 30.01 Confidentiality. Each Member acknowledges that during the term of this Agreement, the Member will have access to and become acquainted with Confidential Information belonging to the Company. In addition, each Member acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive marketplace advantage; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Member is subject, no Member shall disclose, either during his association with the Company or for two years thereafter, any Confidential Information of which such Member becomes aware. Each Member in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, loss and theft. Any Transferee shall, by acquiring any Interest in the Company, be bound by the Covenants set forth in this Article to the same extent as the Members.

Nothing contained in this paragraph shall prevent any Member from disclosing Confidential Information: (i) upon the order of any court or administrative agency; (ii) upon the request or demand of any regulatory agency or authority having jurisdiction

over such Member; (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories or other discovery requests; (iv) to the extent necessary in connection with the exercise of any remedy hereunder; (v) to other Members; (vi) to such Member's Representatives who, in the reasonable judgment of such Member, need to know such Confidential Information and agree to be bound by the provisions of this Section as if a Member; or (vii) to any potential, permitted Transferee in connection with a proposed Transfer of any Membership Interest from such Member, as long as such Transferee agrees to be bound by the provisions of this paragraph as if a Member, provided, that in the case of subsections (i), (ii) or (iii) above, such Member shall notify the Company and other Members of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and other Members) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment.

The restrictions of this paragraph shall not apply to Confidential Information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Member in violation of this Agreement; (ii) is or becomes available to a Member or any of its Representatives on a non-confidential basis prior to its disclosure to the receiving Member and any of its Representatives; (iii) is or has been independently developed or conceived by such Member without use of Confidential Information; or (iv) becomes available to the receiving Member or any of its Representatives on a non-confidential basis from a source other than the Company, any other Member or any of their respective Representatives; provided, that such source is not known by the recipient of the Confidential Information to be bound by a confidentiality agreement with the Company or the disclosing Member or any of its Representatives.

Section 30.02 Enforcement by Injunction. Each Member, Manager and Transferee acknowledges that the covenants set forth in this Section are of vital concern to the Company, that monetary Damages for any violation of them would not adequately compensate the Company, and that the Company is engaged in a highly competitive business. Accordingly, it is agreed that the Company shall be entitled to preliminary and permanent injunctive relief (without the necessity of posting bond) to secure specific performance and to prevent a breach or contemplated breach of such covenants. Each member agrees to indemnify and reimburse the Company for any and all costs, expenses (including but not limited to attorney's and paralegal's fees, accountants' fees, and experts' fees, whether or not a lawsuit is filed), and Damages paid or incurred, excluding punitive and any consequential (e.g., lost profits) Damages, as a result of or arising from their breach of the provisions of this Article XXX.

Article XXXI. **ASSIGNMENT OF INTELLECTUAL PROPERTY**

Section 31.01 Assignment. All Members of the Company, in consideration of their Interests in the Company, conditional upon the Company fully developing each motion

picture specified herein, (those not fully developed within three years from this Agreement's signing are specifically not bound to this Article and will be thereafter released), hereby freely assign to the Company their entire right, title and interest in and to any and all Intellectual Property and other Property pertaining to the business of the Company, including without limitation any and all copyrights, trademarks, concepts, scripts and all other creations and works of authorship created, owned or otherwise held by them that are in any way related to the Company's motion picture projects, and all future registrations and derivative creations related thereto, whether created before the Effective Date or at any time hereafter, including without limitation the six initial full-length feature motion pictures presently known as We The People, Messiah, Confucius, Calculated, The Adventures of Curdie and Cyrus; and all Members assigning any such Intellectual Property now or hereafter hereby represent and warrant their absolute ownership of the same, their right to assign the same to the Company without any third party consent or restrictions, and that all such Intellectual Property does not infringe upon any rights of any third party in any way.

Section 31.02 Protective Action. If at any time, including before or after a Member or Manager ceases to be employed by, engaged by, or otherwise Affiliated with the Company, it is necessary for the Member or Manager to sign certain documents or appear at certain hearings, with respect to patents or patent applications, copyrights or copyright applications, trade secrets, or other intellectual property matters relating to the Company or its Inventions, the Member or Manager agrees without additional consideration to execute such documents or attend such hearings. In this connection the Member or Manager understands that the Company will defray applicable reasonable expenses which the Member or Manager might be required to incur as a result of this provision. If the Member or Manager is no longer associated with the Company, or is employed elsewhere to the extent such other employment is allowed under this Agreement, then the Company will reasonably respect the Member or Manager's obligations to his or her then present employer and will use reasonably efforts to attempt to schedule such hearings so as not to unduly interfere with the Member or Manager's other employment.

Section 31.03 Return of Materials. Each Member and each Manager shall, upon the request of the Manager(s) or the Board, immediately return and surrender to the Company all Confidential Information and Intellectual Property of the Company.

Section 31.04 Enforcement by Injunction. Each Member and Manager acknowledges that the covenants set forth in this Section are of vital concern to the Company, that monetary Damages for any violation of them would not adequately compensate the Company, and that the Company is engaged in a highly competitive business. Accordingly, it is agreed that remedies that entitled to the equitable remedy of specific performance and shall have the right to preliminary and permanent injunctive relief (without the necessity of posting bond) to secure specific performance and to prevent a breach or contemplated breach of such covenants. Each Member agrees to indemnify and reimburse the Company for any and all costs, expenses (including but not limited to

attorney's and paralegal's fees, accountants' fees, and experts' fees, whether or not a lawsuit is filed), losses and Damages paid or incurred, including lost profits, as a result of or arising from the Member's material breach of any provision of Articles XXX or XXXI.

Section 31.05 Successors. The provisions of this Section shall inure to the benefit of any successor to the Company as to any of the Intellectual Property or Confidential Information of the Company, including any lawful successors to such items in the event of the dissolution, winding up, bankruptcy or termination of the Company or its business.

Article XXXII. **INVESTMENT REPRESENTATIONS**

Each Member/Investor (i.e., any Member who is a cash or in-kind investor in the Company now or in the future) hereby represents and warrants as follows:

Section 32.01 Pre-Existing Relationship or Investment Experience. (a) The Member/Investor has a pre-existing personal or business relationship with the Company or one or more of its officers or control persons, or (b) by reason of the Member/Investor's business, financial and/or legal experience, or the business, financial and legal experience of the Member/Investor's attorney(s) and/or financial advisor(s) who are unaffiliated with and not compensated, directly or indirectly, by the Company or any Affiliate or selling agent of the Company, the Member/Investor is capable of evaluating the risks and merits of an investment in the Company and protecting the Member/Investor's own interests in connection with this investment.

Section 32.02 No Advertising. The Member/Investor has not seen, received, been presented with, or been solicited, by any leaflet, public promotional meeting, newspaper or magazine article or advertisement, radio or television advertisement, or any other form of advertising or general solicitation with respect to the sale of the subject Interest.

Section 32.03 Investment Intent. The Member/Investor is acquiring the Interest for investment purposes for the Member/Investor's own account only and not with a view to or for sale in connection with any Distribution of all or any part of the Interest. No other person will have any right to the Interest.

Section 32.04 Economic Risk. The Member/Investor is financially able to bear the economic risk of an investment in the Company, including the total loss of the investment.

Section 32.05 No Registration of Interest. The Member/Investor acknowledges that the Interest has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or qualified under Utah's security laws, or any other applicable blue sky laws, in reliance, in part, on the Member/Investor's representations, warranties, and agreements herein.

Section 32.06 Interest a Restricted Security. The Member/Investor understands that the Interest is a "restricted security" under the Securities Act, in that the Interest will be acquired from the Company in a transaction not involving a public offering, and that the Interest may be resold without registration under the Securities Act only in certain limited circumstances, and that otherwise the Interest must be held indefinitely. The Member/Investor represents, warrants, and agrees that the Company and the Managers are under no obligation to register or qualify the Interest under the Securities Act or under any state securities law, or to assist the Member/Investor in complying with any exemption from registration and qualification.

Section 32.07 No Disposition in Violation of Law. Without limiting the representations set forth above, and subject to other restrictions set forth in this Agreement, the Member/Investor shall not make any Disposition of all or any part of the Member's Interest which will result in the violation by the Member/Investor or by the Company of the Securities Act, the Utah securities laws, or any other applicable securities laws. Without limiting the foregoing, the Member/Investor agrees not to make any Disposition of all or any part of the Interest unless and until:

(a) There is then in effect a registration statement under the Securities Act covering such proposed Disposition and such Disposition is made in accordance with such registration statement and any applicable requirements of state securities laws; or

(b) The Member/Investor has notified the Company of the proposed Disposition and has furnished the Company with a detailed statement of the circumstances surrounding the proposed Disposition; and, if reasonably requested by the Manager, the Member/Investor has furnished the Company with a written opinion of counsel, reasonably satisfactory to the Company, that such Disposition will not require registration of any securities under the Securities Act or the consent of or a permit from appropriate authorities under any applicable state securities law; and the Member/Investor has fully complied with all applicable Transfer provisions herein.

Section 32.08 Investment Risk. The Member/Investor acknowledges that the purchase of the Interests is a speculative investment that involves a substantial risk of loss of all or part of the Member/Investor's investment in the Company, and that the Member/Investor understands and takes full cognizance of all risk factors related to the purchase of the Interest (e.g., a start-up company, minimal capitalization, highly competitive market, no fairness opinion, minority owners' minimal influence or control, restrictions on Transfers, etc.).

Section 32.09 Investment Experience. The Member/Investor is (or its principal owner(s) are) an experienced and sophisticated investor in unregistered and restricted securities of limited liability companies, limited partnerships, and corporations and other

speculative, high-risk ventures.

Section 32.10 "Accredited Investor." As that term is defined under the federal and state securities laws and regulations, The Member/Investor is (or its principal owner is) an "accredited investor," and is also an experienced and sophisticated investor in unregistered and restricted securities of corporations, limited liability companies, joint ventures, limited partnerships and other speculative, high-risk ventures.

Section 32.11 Restrictions on Transferability. The Member/Investor acknowledges that there are substantial restrictions on the transferability of the Interest pursuant to this Agreement, that there is no public market for the Interest and none is expected to develop, and that, accordingly, it may not be possible for the Member/Investor to liquidate the Member's/Investor's Interest in the Company.

Section 32.12 Information Reviewed. The Member/Investor and/or his advisors have received and reviewed all information the Member/Investor and any of his advisors requested from the Company and which they consider necessary for deciding whether to purchase the Interest. The Member/Investor has had an opportunity to ask questions and receive answers from the Company and its Manager, officers, and employees regarding the terms and conditions for the purchase of the Interest and regarding the business, financial affairs, and other aspects of the Company, and has further had the opportunity to obtain all information (to the extent the Company possesses or can acquire such information without unreasonable effort or expense, and to the extent such information is neither confidential nor proprietary) which the Member/Investor deems necessary to evaluate the investment and to verify the accuracy of information otherwise provided to the Member/Investor

Section 32.13 No Representations by Company. Neither any Manager, officer, agent or employee of the Company, nor any other Person, has at any time expressly or implicitly represented, guaranteed, or warranted to the Member/Investor that the Member/Investor may freely Transfer the Interest, that a percentage of profit and/or amount or type of consideration will be realized as a result of an investment in the Company, that past performance or experience on the part of the Manager or the Manager's Affiliates in any way indicates the predictable results of the Member/Investor's investment and ownership of the Interest or of the overall Company business, that any cash Distributions from Company operations or otherwise will be made to the Member/Investors by any specific date or will be made at all, or that any specific tax benefits will accrue as a result of an investment in the Company.

Section 32.14 Consultation with Attorney. The Member/Investor has been advised to consult with the Member/Investor's own attorney, accountant and financial advisor regarding all legal, tax and financial matters related to the Member/Investor's investment in the Company, and has done so to the extent the Member/Investor deemed necessary.

Section 32.15 Tax Consequences. The Member/Investor acknowledges that the tax consequences to the Member/Investor of investing in the Company will depend on the Member/Investor's particular circumstances, and that neither the Company, the Manager, the officers or the other Members will be responsible or liable for the tax consequences to the Member/Investor of an investment in the Company. The Member/Investor will look solely to, and rely solely upon, the Member/Investor's own attorneys and financial and tax advisers with respect to the tax consequences of this investment.

Article XXXIII. **GENERAL PROVISIONS**

Section 33.01 Dispute Resolution. Any and all claims or disputes between the Manager, the Members and/or the Company regarding the operation of the Company or this Agreement shall be resolved without recourse to litigation (except for injunctive relief); and each Manager and Member, upon signing this Agreement, hereby waives all rights to judicial resolution of any such disputes with the Manager, any other Members or the Company. In the event of any claim or dispute arising out of or relating to this Agreement, or the breach of this Agreement, the parties to the dispute shall use their best efforts to negotiate a settlement in good faith. If a settlement cannot be reached within thirty (30) days of receipt of written notice of the dispute, it may be submitted to non-binding mediation by the Manager or the Member(s), to be conducted in Provo or Salt Lake City, Utah in accordance with the commercial mediation rules and procedures of the Utah Arbitration Act. If the matter cannot be resolved by mediation, it may be submitted by the Manager or Member to binding arbitration to be conducted in Provo or Salt Lake City, Utah pursuant to the commercial arbitration rules and procedures of the Utah Arbitration Act. Judgment upon the award of the arbitrator (or arbitrators) may be entered in any court having competent jurisdiction. The prevailing party(s) in any arbitration shall be entitled to an award of its (their) attorney's fees and arbitration fees and costs incurred in connection with the arbitration, to be reimbursed by the losing party, subject to any necessary adjustment in the discretion of the arbitrator(s) if required by considerations of fairness and equity, and to any additional fees and costs incurred in collecting on the award. The parties each acknowledge that they are giving up the right to a trial by jury or by the court. The arbitrator(s) shall have the full authority to award legal or equitable relief, as the arbitrator(s) deem appropriate. However, the arbitrator(s) shall not have authority or jurisdiction to award punitive Damages, the same being waived. There shall be no discovery except as authorized by the arbitrator(s). The decision of the arbitrator or a majority of the arbitrators shall be final and binding on all parties and their respective heirs, executors, administrators, successors and assigns. Arbitration hereunder shall not in any event (a) prevent any party from seeking and obtaining interim equitable relief including but not limited to prohibitory or mandatory injunctions, specific performance or extraordinary writs in any court of law or equity having jurisdiction, nor (b) prevent any party from enjoining any other party in any action brought by or against a third party with respect to the subject matter of the arbitration, nor (c) prevent any party from filing legal action hereunder to effectuate any pre-judgment

attachment or garnishment, provided that such party stipulates in such action, at any other party's request, to arbitration on the merits of the case, nor (d) prevent a party from filing legal action to compel arbitration under the arbitration provisions hereof.

Section 33.02 Controlling State Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Utah.

Section 33.03 Severability. If any provision of this Agreement is determined by any court of competent jurisdiction or arbitrator to be invalid, illegal, or unenforceable to any extent, that provision shall be construed as though more narrowly drawn, if a narrower construction would avoid such invalidity, illegality, or unenforceability; but, if that is not possible, the remainder of the Agreement shall nonetheless remain in full force and effect.

Section 33.04 Execution of Additional Documents. The parties to this Agreement shall promptly execute and deliver any and all additional documents, instruments, notices, and other assurances, and shall do any and all other acts and things, reasonably necessary in connection with the performance of their respective obligations under this Agreement and to carry out the intent of the parties stated herein.

Section 33.05 Authority to Enter Into Agreement. Each Member represents and warrants to the other Members that the Member (and its signing Representative) have the lawful capacity and proper authority to enter into this Agreement, and does not require the consent of any third party.

Section 33.06 Headings. The article, section, and paragraph headings contained in this Agreement are inserted as a matter of convenience and for ease of reference only and shall be disregarded for all other purposes, including the construction or enforcement of this Agreement or any of its provisions.

Section 33.07 Agreement for Benefit of Parties Only. This Agreement shall be binding on and inure to the benefit of the parties hereto and their respective heirs, personal representatives, and successors and permitted assigns; and no other Person or creditor shall have or acquire any right by virtue of this Agreement or any action taken hereunder.

IN WITNESS WHEREOF, the parties have executed or caused to be executed this Agreement on the dates indicated below, but deemed effective as of the Effective Date first above written.

COMPANY
Calculated Development LLC:

By: ______________________________
Jason Brents, Manager
Date: 11-20-2020

By: ______________________________
John J. Lee, Manager
Date: 11-20-2020

By: ______________________________
Stephen Wollwerth
Date: 11-20-2020

MEMBERS:

____
Jason Brents
Date: 11-20-2020

____
John J. Lee
Date: 11-20-2020

____
Stephen Wollwerth
Date: 11-20-2020

SCHEDULE 1

Member Contribution and Interests

Members	Capital Contribution	Capital Interest	Profits Interest	Losses Interest	Voting Interest
One Door Studios, LLC 4320 MODOC ROAD, SUITE F SANTA BARBARA, CA 93110 info@onedoorstudios.com	100 %	100%	100%	100%	100%

Initials: ________ JJL ________ JWB ________ SW

SCHEDULE 2

Agreed Value

The parties to this Agreement have agreed that the initial Agreed Value of the Company is One Hundred Thousand Dollars ($100,000.00), and that each one percent (1%) of a Member's Capital Interest in the Company is therefore valued at One Thousand Dollars ($1,000.00), immediately following the founding Members' initial Capital Contributions on November 20, 2020.

COMPANY:

Calculated Development LLC

By:____________________________________
John J. Lee, Manager

____
Jason Brents, Manager

____
Stephen Wollwerth

MEMBERS:

____
John J. Lee

Date: 11-20-2020

____
Jason Brents

Date: 11-20-2020

____
Stephen Wollwerth

Date: 11-20-2020

ADDENDUM TO AGREEMENT

This is an Addendum to the Agreement, dated November 20, 2020, by and among **Calculated Development LLC**, a Utah limited liability Company (the "Company"), and all of the Members of the Company (the "Members").

WHEREAS, [[_______________ ("Transferring Member") desires to assign his/her/its Interest in Company to, and the Company desires to admit as a new Member, ____________________ ("New Member"), on the terms that have been disclosed to and agreed to by the Company and all Members; and

WHEREAS, any and all necessary consents required by the Agreement have been obtained from the Company and the Members in order to approve the assignment to and admission of New Member, which consents are conditional on New Member becoming a party to the Agreement by signing this Addendum; and

WHEREAS, New Member has read the Agreement and is willing to be bound by all of its terms.

Therefore, in consideration of the foregoing and the mutual promises set out in the Agreement and this Addendum, the undersigned hereby agree as follows:

1. New Member acknowledges and agrees that New Member has read and understands the terms and conditions of the Agreement and has had sufficient opportunity to explore the meaning and consequences thereof with a Representative of Company and with New Member's own legal counsel.

2. New Member hereby agrees to be bound by all of the terms and conditions of the Agreement, and to be treated as a "Member" (as that term is defined in the Agreement) for all purposes thereunder.

3. Company hereby confirms its consent to the assignment to and admission of New Member as described above, and further confirms the consent thereto of the Members on their behalf, as required under the Agreement, and agrees to attach a new Schedule A to the Agreement accurately reflecting the new Equity Interests in the Company held by the Members and the New Member, including any other new members acquiring Interests in the Company at or about the same time as New Member.

[[4. Transferring Member hereby assigns to New Member all of Transferring Member's Interest in Company, and New Member hereby accepts such assignment. Transferring Member hereby relinquishes all rights and claims whatsoever arising out of or relating to the Agreement and hereby releases the Company, the Manager(s) and the Members from any and all obligations or liabilities that they may owe to Transferring Member in any way relating to the Agreement or Transferring Member's membership or Interest in Company. Transferring Member agrees, from time to time after the date of this Addendum, to do such further acts and execute and deliver such further documents and/or instruments as may be necessary to fully assign and Transfer to New Member all of Transferring Member's Interests in Company.]]

IN WITNESS OF THE FOREGOING, the undersigned have signed this Addendum on this ____ day of _________________, 20___.

Calculated Development LLC

By: ____________________________
_______________, Manager
Title: ___________________________

"NEW MEMBER":

____

Name:
Its

"TRANSFERRING MEMBERS":

____

Name:
its Managing Partner

____

Name: